UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
Form 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of
the Securities Exchange Act of 1934
NNN 2002 Value Fund, LLC
(Exact name of registrant as specified in its charter)

Virginia	75-3060438
(State of Organization)	(I.R.S. Employer Identification Number)

1551 N. Tustin Avenue, Suite 200 Santa Ana, California	92705
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code:
(877) 888-7348
Securities to be registered pursuant to Section 12(b) of the Act:
None
Securities to be registered pursuant to Section 12(g) of the Act:
Class A LLC Membership Interests
Class B LLC Membership Interests
Class C LLC Membership Interests

NNN 2002 VALUE FUND, LLC

Item 1.	Business
General
      NNN 2002 Value Fund, LLC (the “Company”) is filing this General Form for Registration of Securities on Form 10 to register the Class A, B and C investor units (“Units”) in the Company pursuant to Section 12(g) (“Section 12(g)”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company sold 5,960 Units to 600 investors in a private placement (the “Private Placement”) beginning May 15, 2002 and ending July 14, 2003. The Company is registering three classes of Units sold in the Private Placement. The first $10,000,000 of Units sold in the Private Placement are Class A Units. The second $10,000,000 of Units sold in the Private Placement are Class B Units. The final $9,799,000 of Units sold in the Private Placement are Class C Units. Each of the Class A Units, Class B Units and Class C Units has different rights with respect to distributions by the Company, as set forth more fully in “Description of Registrant’s Securities to be Registered — Distributions — Cash from Operations” and “Description of Registrant’s Securities to be Registered — Distributions — Cash from Capital Transactions.” The Company is subject to the registration requirements of Section 12(g) because the aggregate value of the Company’s assets exceeds applicable thresholds and the Units of record are held by 500 or more persons. As a result of the Company’s obligation to register its securities with the Securities and Exchange Commission (the “SEC”) under the Exchange Act, the Company will be subject to the requirements of the Exchange Act Rules. In particular, the Company will be required to file Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and Current Reports on Form 8-K and otherwise comply with the disclosure obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g).
      The Company is a Virginia limited liability company formed on May 15, 2002 to purchase, own, operate and subsequently sell all or a portion of up to three properties. The Company expects to own its interests in the properties for approximately three to five years from the respective acquisition of each asset. At the time of the Company’s formation, the Company’s principal objectives were to: (i) preserve the members’ capital investment; (ii) realize income through the acquisition, operation and sale of the properties; (iii) make monthly distributions to the members from cash generated by operations in an amount estimated to equal approximately an 8% annual return of the members’ investment, however, the distributions among the Class A Unit holders, Class B Unit holders and Class C Unit holders may vary (see “Description of Registrant’s Securities to be Registered — Distributions”) (historical distributions for the Units are provided in “Market for and Distributions on Units and Related Security Holder Matters”); and (iv) within approximately three to five years, from the respective acquisition of each asset and subject to market conditions, realize income from the sale of the properties, and distribute the proceeds of such sales as described in “Description of Registrant’s Securities to be Registered — Distributions.”
      On December 27, 2004, the Manager’s Board of Managers approved the preparation of a plan of liquidation and dissolution of the Company, to be presented to the Manager’s Board of Managers for further approval. If the Manager’s Board of Managers determines that the plan of liquidation is in the best interests of the Company and its members, it will approve the plan and authorize the preparation and filing with the SEC of a proxy statement to solicit required approval of the plan of liquidation by the members. The Company believes that the increasing cost of corporate compliance with federal (including, without limitation, the Sarbanes-Oxley Act of 2002) and state and local regulatory requirements applicable to the Company with regard to its business activities, among other factors, has made it more likely in the Company’s judgment that liquidation would provide members with greater returns on their investments than would otherwise be realized if the Company continued to operate as a public reporting company.
      The Company is not a registered investment company under federal securities laws and the use of the word “Fund” in the Company’s name does not imply, and should not be interpreted to mean, that the Company is a registered investment company. In addition, the Company’s Unit holders are not entitled to any protections offered to investors under the Investment Company Act of 1940, as amended, nor is the Company making any claim or representation that it complies with or is subject to that act.

      Triple Net Properties, LLC, a Virginia limited liability company, (the “Manager”), manages the Company pursuant to the terms of an operating agreement between the initial member of the Company and the Manager (the “Operating Agreement”). While the Company has no employees, certain employees of the Manager provide services to the Company in connection with the Operating Agreement. In addition, Triple Net Properties Realty, Inc., a California corporation (“Realty”), an affiliate of the Manager which is wholly owned by the Manager’s Chief Executive Officer, serves as the Company’s property manager pursuant to the terms of the Operating Agreement and a property management agreement between the Company and Realty (the “Management Agreement”). The Operating Agreement terminates upon the dissolution of the Company. The members may not vote to terminate the Manager prior to the termination of the Operating Agreement or dissolution of the Company except for cause. The Management Agreement terminates with respect to each of the Company’s properties, upon the earlier of the sale of such property or December 31, 2012. Realty may be terminated with respect to any of the Company’s properties without cause prior to the termination of the Management Agreement or the dissolution of the Company, subject to certain conditions, including the payment by the Company to Realty of a termination fee as provided in the Management Agreement. See “Certain Relationships and Related Transactions” and “Description of Registrant’s Securities to be Registered.”
      The Manager’s principal executive offices are located at 1551 N. Tustin Avenue, Suite 200, Santa Ana, California 92705. The Manager’s website is www.1031nnn.com. The Company does not maintain its own website or have an address separate from the Manager. This registration statement and the exhibits forming a part of this registration statement filed by the Company with the SEC can be inspected and copies obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxies and information statements and other information regarding the Company and other registrants that have been filed electronically with the SEC. The address of such site is www.sec.gov.

Properties
      The following is a summary of the three properties in which the Company owns an interest as of September 30, 2004. For additional information, see Item 3 “Properties.”

			Net Rentable	Percent	2004 Annual
Property	Location	Type	Square Feet	Owned	Base Rent(1)

Consolidated Properties
Bank of America Plaza West	Las Vegas, Nevada	Office	82,000	100%	$2,255,000
Netpark	Tampa, Florida	Office	919,000	50%	$8,012,000
Unconsolidated Properties
Congress Center	Chicago, Illinois	Office	525,000	12.3%	$12,334,000

(1)	Annual base rent is the contractual rent for 2004.
      The following is a summary of certain relationships of the Company and its affiliates:
NNN 2002 Value Fund, LLC

Congress Center Ownership
      The following is a summary of the Company’s relationship with entities with ownership interests in Congress Center.

Netpark Ownership
      The following is a summary of the Company’s relationship with entities with ownership interests in Netpark:

(1)	No one tenant in common owns more than a 4% interest in the property.
Competition
      The Company competes with a considerable number of other real estate companies to lease office space, some of which may have greater marketing and financial resources. Principal factors of competition in the Company’s business are the quality of properties (including the design and condition of improvements), leasing terms (including rent and other charges and allowances for tenant improvements), attractiveness and convenience of location, the quality and breadth of tenant services provided and reputation as an owner and operator of quality office properties in the relevant market. The Company’s ability to compete also depends upon, among other factors, trends of the national and local economies, financial condition and operating results of current and prospective tenants, availability and cost of capital, including capital raised by incurring debt, construction and renovation costs, taxes, governmental regulations, legislation and population trends.
      The Company holds interests in properties located in Chicago, Illinois, Tampa, Florida and Las Vegas, Nevada. Other entities managed by the Manager also own interests in the Chicago, Illinois property in which the Company owns an interest. Entities managed by the Manager or its affiliates own several properties located in the Las Vegas metropolitan area and such properties are managed by Realty. An entity managed by the Manager owns a property in Florida located outside the Tampa, Florida metropolitan area. This property, located in Plantation, Florida, is managed by Realty. The Company’s properties may face competition in these geographic regions from such other properties owned, operated or managed by the Company’s Manager or the Manager’s affiliates. The Manager or its affiliates have interests that may vary from those of the Company in such geographic markets.

Item 2.	Financial Information
Selected Financial Data
      The following table presents selected historical financial data for the Company. The summary historical balance sheet data as of December 31, 2003 and 2002 of the Company and the summary statement of operations data for the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002 have been derived from our audited consolidated financial statements. The historical balance sheet data as of September 30, 2004 and the consolidated statement of operations data for the nine months ended September 30, 2004 and 2003 have been derived from the unaudited consolidated financial statements of the Company. The Company did not commence operations until May 2002. Interim results of operations are not necessarily indicative of the results to be expected for the full year. The following should be read with the selected financial data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements included in this registration statement.
Selected Financial Data

				May 15, 2002
				(Date of
	Nine Months Ended		Year Ended	Inception) to
	September 30,		December 31,	December 31,

	2004	2003	2003	2002

STATEMENT OF OPERATIONS:
Rental income	$9,132,000	$4,549,000	$7,375,000	$670,000
Rental expenses	3,687,000	1,932,000	3,045,000	197,000
General and administrative expenses	450,000	162,000	264,000	38,000
Depreciation and amortization	2,937,000	1,332,000	2,138,000	170,000

	7,074,000	3,426,000	5,447,000	405,000
Income from operations	2,058,000	1,123,000	1,928,000	265,000
Other (expense) income:
Interest expense (including amortization of deferred financing costs)	(1,937,000)	(1,679,000)	(2,555,000)	(440,000)
Other income	23,000	—	12,000	—
Interest and dividend income	2,000	43,000	50,000	3,000
Equity in earnings (loss) of unconsolidated real estate	(67,000)	101,000	84,000	—
Minority interests	(107,000)	72,000	(54,000)	—

Net loss	$(28,000)	$(340,000)	$(535,000)	$(172,000)

Net loss per unit — basic and diluted	$(4.70)	$(75.79)	$(110.15)	$(438.78)

Cash distributions per unit	$301	$369	$89

Weighted average units outstanding	5,960	4,486	4,857	392

	September 30,	December 31,	December 31,
	2004	2003	2002

BALANCE SHEET DATA:
Total assets	$75,765,000	$75,228,000	$21,836,000
Total liabilities	49,136,000	46,600,000	14,910,000

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements
      Historical results and trends should not be taken as indicative of future operations. Management’s statements contained in this report that are not historical facts are forward-looking statements. Actual results may differ materially from those included in the forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “prospects,” or similar expressions. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to: changes in economic conditions generally and the real estate market specifically, legislative/regulatory changes, availability of capital, interest rates, competition, supply and demand for operating properties in the Company’s current and proposed market areas and generally accepted accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included herein.

Overview
      The Company is a Virginia limited liability company formed on May 15, 2002 to purchase, own, operate and subsequently sell all or a portion of up to three properties. The Company expects to own its interests in the properties for approximately three to five years from the respective acquisition of each asset. At the time of the Company’s formation, the Company’s principal objectives were to: (i) preserve the members’ capital investment; (ii) realize income through the acquisition, operation and sale of the properties; (iii) make monthly distributions to the members from cash generated from operations in an amount estimated to equal approximately an 8% annual return of the members’ investment, however, the distributions among the Class A Unit holders, Class B Unit holders and Class C Unit holders may vary (see “Description of Registrant’s Securities to be Registered — Distributions”) (historical distributions for the Units are provided in “Market for and Distributions on Units and Related Security Holder Matters”); and (iv) within approximately three to five years from the respective acquisition of each asset, subject to market conditions and realize income from the sale of the properties, and distribute the proceeds of such sales as described in “Description of Registrant’s Securities to be Registered — Distributions.”
      The Manager manages the Company pursuant to the terms of the Operating Agreement. Realty serves as the Company’s property manager pursuant to the terms of the Operating Agreement and the Management Agreement.
Future Objectives

Plan of Liquidation
      On December 27, 2004, the Manager’s Board of Managers approved the preparation of a plan of liquidation and dissolution of the Company, to be presented to the Manager’s Board of Managers for further approval. If the Manager’s Board of Managers determines that the plan of liquidation is in the best interests of the Company and its members, it will approve the plan and authorize the preparation and filing with the SEC of a proxy statement to solicit required approval of the plan of liquidation by the members. The Company believes that the increasing cost of corporate compliance with federal (including, without limitation, the Sarbanes-Oxley Act of 2002) and state and local regulatory requirements applicable to the Company with regard to its business activities, among other factors, has made it more likely in the Company’s judgment that liquidation would provide members with greater returns on their investments than would otherwise be realized if the Company continued to operate as a public reporting company.

Sale of Bank of America Plaza West
      On January 7, 2005, NNN BOA West, LLC, a wholly owned subsidiary of the Company, entered into an agreement on behalf of the Company for the sale of the Bank of America Plaza West building in Las Vegas, Nevada to First States Group, L.P., the operating partnership of American Financial Realty Trust for an initial purchase price of approximately $25,000,000. Pursuant to an amendment dated February 24, 2005, the purchase price was reduced to approximately $24,000,000. The sale, which is expected to close by March 15, 2005, is subject to customary inspections and closing conditions.
Critical Accounting Policies
      The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company believes that its critical accounting policies are those that require significant judgments and estimates such as those related to revenue recognition, allowance for doubtful accounts, impairment of real estate and intangible assets, purchase price allocation and deferred loan costs. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could vary from those estimates, perhaps in material adverse ways, and those estimates could be different under different assumptions or conditions.

Revenue Recognition and Allowance for Doubtful Accounts
      Base rental income is recognized on a straight-line basis over the terms of the respective lease agreements. Differences between rental income recognized and amounts contractually due under the lease agreements are credited or charged, as applicable, to rent receivable. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. It also maintains an allowance for deferred rent receivables arising from the straight-lining of rents. The Company will determine the adequacy of this allowance by continually evaluating individual tenant receivables considering the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions.

Purchase Price Allocation
      In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, the Company, with assistance by independent valuation specialists, allocates the purchase price of acquired properties to tangible and identified intangible assets based on their respective fair values. The allocation to tangible assets (building and land) is based upon the Manager’s determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered by the Manager include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price of the applicable property is allocated to the above or below market value of in-place leases and the value of in-place leases and related tenant relationships.
      The value allocable to the above or below market component of the acquired in-place leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term and (ii) the Manager’s estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in the intangible in-place lease asset and below market lease values are included in intangible lease liability in the accompanying condensed consolidated financial statements and are amortized to rental income over the weighted average remaining term of the acquired leases with each property.
      The total amount of other intangible assets acquired is further allocated to in-place lease costs and the value of tenant relationships based on the Manager’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics considered by the Manager in allocating these values include the nature and extent of the credit quality and expectations of lease renewals, among other factors.

Derivative Financial Instruments
      The Company is exposed to the effect of interest rate changes in the normal course of business. The Company seeks to mitigate these risks by following established risk management policies and procedures which include the occasional use of derivatives. The Company’s primary strategy in entering into derivative contracts is to minimize the volatility that changes in interest rates could have on its future cash flows. The Company employs derivative instruments, including interest rate swaps and caps, to effectively convert a portion of its variable-rate debt to fixed-rate debt. The Company does not enter into derivative instruments for speculative purposes.
      Derivatives are recognized as either assets or liabilities in the balance sheet and measured at fair value in accordance with SFAS No. 133, Derivative Instruments and Hedging Activities. Changes in fair value are included as a component of interest expense in the statement of operations in the period of change.
Factors Which May Influence Results of Operations

Rental Income
      The amount of rental income generated by the Company’s properties depends principally on the Company’s ability to maintain the occupancy rates of currently leased space and to lease currently available space and space available from unscheduled lease terminations at the existing rental rates. Negative trends in one or more of these factors could adversely affect the Company’s rental income in future periods.

Scheduled Lease Expirations
      As of September 30, 2004, the Company’s portfolio was 74.7% leased to 30 tenants. 9.0% of the leased square footage expires during 2005. The Company’s leasing strategy for 2005 focuses on negotiating renewals for leases scheduled to expire during the year and identifying new tenants or existing tenants seeking additional space to occupy the square footage for which the Company is unable to negotiate such renewals. Of the leases expiring in 2005, the Company anticipates, but cannot assure, that approximately 75%, respectively of the tenants will renew for another term.

Expenses
      The Company’s expenses could increase due to the costs incurred in order to comply with the requirements of being a public company, among other things.
Private Placement Memorandum/ Use of Proceeds
      Pursuant to the private placement memorandum dated May 15, 2002, as amended, (the “Private Placement Memorandum”), the Company offered for sale a minimum of 200 and a maximum of 6,000 Units at a price of $5,000 per Unit. The Company relied on the exemption from registration provided by Rule 506 under Regulation D and Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with the closing of the offering. As discussed in the Private Placement Memorandum, the Company used the net offering proceeds from the sale of Units primarily to acquire ownership interests in three real estate properties. The Company financed these property acquisitions with a combination of net offering proceeds and debt secured by the acquired properties.
      As of December 31, 2003 and 2002, the Company had sold 5,960 and 1,792 Units, respectively, resulting in aggregate gross proceeds of $29,799,000 and $8,892,000, respectively. No Units were sold subsequent to December 31, 2003.

      In connection with the sale of Units, the Company incurred $5,100,000 and $1,714,000 of costs related to the issuance and distribution of Units through December 31, 2003 and 2002, respectively. Such amounts include a total of $2,298,000 and $831,000 as of December 31, 2003 and 2002, respectively, incurred to NNN Capital Corp., the dealer manager of the offering and an affiliate of the Manager which is wholly owned by the Manager’s Chief Executive Officer, of the offering proceeds, and is principally comprised of selling commissions and investor marketing and due diligence costs. The dealer manager reallowed all of the commissions to participating broker dealers. In addition, $1,762,000 and $438,000 was incurred to the Manager for offering expenses as of December 31, 2003 and 2002, respectively.
2003 Acquisitions

Congress Center, Chicago, Illinois
      On January 9, 2003, through NNN Congress Center, LLC, a Delaware limited liability company, the Company purchased a 12.3% interest in Congress Center, a 16-story Class A office building of 525,000 square feet located in Chicago, Illinois.
      As of December 31, 2004, Congress Center is owned by the following interest holders as tenants in common:

Tenant in Common	Interest Held

G REIT, Inc. (an affiliate of the Company)	30.0%
NNN Congress Center, LLC (an affiliate of the Company)	28.9%
Unaffiliated third parties	41.1% (combined)
      As of December 31, 2004, NNN Congress Center, LLC, which owns an aggregate 28.9% interest in Congress Center, is owned by the following members, with the proportionate membership interest and interest in Congress Center listed next to each:

	Membership Interest in
Member	NNN Congress Center, LLC	Interest in Congress Center

NNN 2002 Value Fund, LLC	42.5%	12.3%
T REIT, Inc.	35.5%	10.3%
Unaffiliated members	22.0% (combined)	6.3% (combined)
      The property was purchased from an unaffiliated third party for a purchase price of $136,108,000. The Company’s cash investment was $6,811,000. The Company’s total investment consisted of its proportionate share of the purchase price of $17,422,000 (consisting of $5,006,000 in cash and $12,416,000 in debt), plus $1,805,000 for its proportionate share of closing costs, loan fees and reserves. The Company uses the equity method of accounting to account for this investment. The Company engaged an independent third party to provide assistance in the allocation of the purchase price for Congress Center. The purchase price was allocated among tenants in common, some of which are affiliates of the Company, based on the pro rata investment of each in the property. The seller of the property paid a sales commission to Realty of $2,000,000, or approximately 1.5% of the total purchase price.
      At acquisition, the owners obtained a first mortgage loan in the amount of $81,989,000, which bore interest at a 30-day LIBOR plus 175 basis points. The owners also obtained a mezzanine loan for $15,000,000. This loan bore an interest rate at a 30-day LIBOR plus 675 basis points. Both the mortgage and mezzanine loans were refinanced on September 3, 2004. The owners are jointly and severally liable for the total debt of $97,500,000, which consists of following three loans: $80,000,000, with monthly interest only payments with the balance due on October 1, 2014 at a fixed rate of 5.635%, $15,000,000, with monthly interest only payments with the balance due on October 1, 2014 at a fixed rate of 5.635% and $2,500,000, with interest only payments until October 1, 2006 at which time principal and interest is due monthly on a 30-year amortization at an fixed interest rate of 7.0% and any subsequent increases in the total debt. In connection with the Congress Center refinancing, the total unamortized portion of the capitalized loan costs of $580,000 was expensed in September 2004.

Netpark, Tampa, Florida
      On June 3, 2003, through its wholly-owned subsidiary, NNN Netpark 25, LLC, the Company purchased a 50% interest in the Netpark building (“Netpark”), a 919,000 square foot, two story office and technology center located in Tampa, Florida. In the purchase transaction, the Company acquired a 50% interest in Netpark and AWT Family LP, a limited partnership wholly owned by Anthony W. Thompson, Chief Executive Officer and Chairman of the Board of Managers, acquired 0.625% of Netpark and 21 unaffiliated parties acquired the remaining 49.375% of Netpark. Due to the terms of the Operating Agreement, the Company has determined that this acquisition is required to be consolidated. The property was purchased from an unaffiliated third party for a purchase price of $47,000,000. The Company’s cash investment was $8,705,000. The Company’s total investment consisted of 50% of the purchase price, $23,500,000 (consisting of $7,750,000 in cash and $15,750,000 in debt), plus $955,000 for 50% of the closing costs, loan fees and reserves. The Company engaged an independent third party to provide assistance in the allocation of the purchase price for Netpark. The purchase price was allocated among the tenants in common, some of which are affiliates of the Company, based on the pro rata investment of each in the property. The seller of the property paid a sales commission to Realty of $1,410,000, or approximately 3.0% of the total purchase price.
      At acquisition, the Company and other purchasers obtained a non-recourse loan from an unaffiliated lender in the amount of $31,500,000, with monthly interest only payments until June 6, 2006, at which time the loan must be paid in full or refinanced. The loan bears interest at the 30-day LIBOR plus 300 basis points 4.69% and 4.05% at September 30, 2004 and December 31, 2003, respectively.
2002 Acquisition

Bank of America Plaza West
      On September 20, 2002, through its wholly-owned subsidiary, NNN BOA West, LLC, the Company purchased a 100% interest in Bank of America Plaza West, an 82,000 square foot, Class A, high-rise office building property located at 6900 Westcliff Drive, Las Vegas, Nevada. The property was purchased from an unaffiliated third party for a purchase price of $16,900,000, which consisted of $2,342,000 in cash, the assumption of an existing non-recourse loan in the amount of $9,700,000 at a fixed interest rate of 8.625% due on June 1, 2005 and a second mortgage loan of $4,500,000 at the rate of 10% per annum, which was paid in full during the year ended December 31, 2003. The Company received credits of $358,000 from the seller. The seller of the property paid a sales commission to Realty of $320,000, or 1.9% of the purchase price.
Results of Operations
      Operating results are primarily comprised of income derived from the Company’s portfolio of properties, as described below.
Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003
      Rental income increased by $4,583,000, or 100.7%, to $9,132,000 during the nine months ended September 30, 2004, when compared with the same period of the prior year. $4,683,000, or 102.2%, of the increase was due to the acquisition of the Netpark building in June 2003 offset in part by a decrease of $100,000, or 2.2%, in expenses reimbursable by tenants during 2004 when compared to the same period of the prior year.
      Rental expenses increased by $1,755,000, or 90.8% to $3,687,000 during the nine months ended September 30, 2004, when compared with the same period of the prior year. $1,889,000, or 107.6% of the increase was due to the acquisition of Netpark in June 2003 offset in part by decreased costs of operating Bank of America Plaza West of $134,000, or 7.6%, due to increased management efficiency during 2004.

      General and administrative expenses increased by $288,000, or 177.8% to $450,000 during the nine months ended September 30, 2004, when compared with the same period of the prior year. The increase was due to the acquisition of Netpark in June 2003.
      Depreciation and amortization increased by $1,605,000, or 120.5% to $2,937,000 during the nine months ended September 30, 2004, when compared with the same period of the prior year. $1,579,000, or 98.4%, of the increase was due to the acquisition of Netpark in June 2003.
      Interest expense increased by $258,000, or 15.4% to $1,937,000 during the nine months ended September 30, 2004, when compared with the same period of the prior year. $602,000, or 233.3%, of the increase was due to the acquisition of Netpark in June 2003 offset in part by reduced interest expense due to the pay-off of the second mortgage and the write-off of the related prepaid loan costs of $135,000, or 52.3%, in November 2003 on the Bank of America Plaza West.
      Interest income decreased by $41,000, or 95.3% to $2,000 during the nine months ended September 30, 2004, when compared with the same period of the prior year. The decrease was due to the investment of the equity offering proceeds in properties.
      Equity in earnings (loss) of unconsolidated real estate decreased by $168,000, or 166.3% to a loss of ($67,000) during the nine months ended September 30, 2004, when compared with the same period of the prior year. The decrease was due to the earnings on the investments in the unconsolidated property acquired during 2003.
      Minority interest increased by $179,000, or 248.6% to $107,000 during the nine months ended September 30, 2004, when compared with the same period of the prior year. The increase was due to the increased earnings on Netpark, which was purchased in June of 2003.
      As a result of the above items, net loss for the nine months ended September 30, 2004 was ($28,000), or ($4.70) per basic and dilutive Unit, and ($340,000), or ($75.79) per basic and dilutive Unit for the nine months ended September 30, 2003.
Year Ended December 31, 2003 Compared to the Period From May 15, 2002 (Date of Inception) Through December 31, 2002
      Rental income increased by $6,705,000, or 1,000.7% to $7,375,000 during the year ended December 31, 2003, when compared with the prior period. $1,801,000, or 26.9%, of the increase was due to the purchase of Bank of America Plaza West in September 2002 as well as an increase in tenant reimbursements during 2003. The purchase of Netpark in June 2003, further contributed $4,915,000, or 73.3%, to the increase.
      Rental expenses increased by $2,848,000, or 1445.7% to $3,045,000 during the year ended December 31, 2003, when compared with the prior period. $473,000, or 16.7%, of the increase was due to the purchase of Bank of America Plaza West in September 2002 offset in part by increased operating costs in 2002 due to the transition of management of the property, further contributing to the increase was $2,222,000, or 78.0%, due to the purchase of Netpark in June 2003.
      General and administrative expenses increased by $226,000, or 594.7% to $264,000 during the year ended December 31, 2003, when compared with the prior period. Of the increase, $25,000, or 11.1%, was due to the purchase of Bank of America Plaza West in September 2002 as well as an increase of bad debt write-offs in 2003 of $107,000, or 47.3%, when compared to the prior year and an increase in professional fees incurred in 2003 of $39,000, or 17.3%, when compared to the same period of the prior year. Further contributing to the increase was the purchase of Netpark in June 2003 of $51,000, or 22.6%.
      Interest expense increased by $2,115,000, or 480.7% to $2,555,000 during the year ended December 31, 2003, when compared with the prior period. $1,204,000, or 56.9%, of the increase was due to the purchase of Bank of America Plaza West in September 2002 as well as the write off of the prepaid loan fees, of $135,000, or 6.4%, due to the accelerated paydown of mortgage debt at Bank of America

Plaza West. Further contributing to the increase was $886,000, or 41.9%, due to the purchase of Netpark in June 2003.
      Depreciation and amortization expense increased by $1,968,000, or 1,157.6% to $2,138,000 during the year ended December 31, 2003, when compared with the prior period. $410,000, or 20.8%, of the increase was due to the purchase of Bank of America Plaza West in September 2002. Further contributing to the increase was $1,571,000, or 79.8%, due to the purchase of Netpark in June 2003.
      Interest income increased $47,000, or 1,566.7% to $50,000 during the year ended December 31, 2003, when compared with the prior period. The increase was due to the interest income generated by the holding of the equity offering proceeds until the properties were purchased.
      Equity in earnings of unconsolidated real estate increased by $84,000, to $84,000, during the year ended December 31, 2003, when compared with the prior period. The increase was due to the earnings on the investment in Congress Center which was purchased in January of 2003.
      Minority interests increased by $54,000, to $54,000, during the year ended December 31, 2003, when compared with the prior period. The increase was due to the earnings on Netpark, which was purchased in June 2003.
      As a result of the above items, net (loss) for the year ended December 31, 2003 was ($535,000), or ($110.15) per basic and dilutive Unit, and ($172,000), or ($438.78) per basic and dilutive Unit, for the period from May 15, 2002 (date of inception) to December 31, 2002.
Liquidity and Capital Resources

Cash Flows
Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003
      Cash flows provided by operating activities increased by $1,683,000 for the nine months ended September 30, 2004 compared to the same period of the prior year. The increase was primarily due to decreased net loss, increased depreciation and amortization and accounts payable, offset in part by increases in other assets relating to a rate lock deposit paid in connection with a possible refinancing of the Bank of America Plaza West property and decreased distributions received in excess of equity in earnings in the Company’s equity method investments.
      Cash flows used in investing activities was $2,017,000 for the nine months ended September 30, 2004. The use of cash was due to capital expenditures of $1,953,000 for tenant improvements at Netpark and increases in restricted cash of $64,000.
      Cash flows used in financing activities was $651,000 for the nine months ended September 30, 2004. The decrease of $47,622,000 during 2004 compared to 2003 was primarily due to the mortgage loan payable for the purchase of Netpark of $31,500,000 and the issuance of 4,202 Units during 2003 that resulted in net proceeds of $17,491,000 offset in part by additional draws against the Netpark line of credit during 2004. Distributions remained relatively constant when comparing the two periods.
      As a result of the above, cash and cash equivalents increased $901,000 for the nine months ended September 30, 2004 to $2,480,000.
Year Ended December 31, 2003 Compared to the Period From May 15, 2002 (Date of Inception) Through December 31, 2002
      Cash flows provided by operating activities increased by $1,442,000 for the year ended December 31, 2003 compared to the period from May 15, 2002 (date of inception) to December 31, 2002. The increase was due to increased depreciation and amortization due to the full year of operations in 2003 of Bank of America Plaza West and distributions received in excess of equity in earnings relating to the unconsolidated Congress Center property acquired during 2003, offset in part by decreases in net income and accounts payable.

      Cash flows used in investing activities was $47,060,000 for the year ended December 31, 2003. The use of cash was primarily due to the acquisition of interests in the Netpark and Congress Center properties during 2003.
      Cash flows provided by financing activities was $42,176,000 for the year ended December 31, 2003. The increase of $30,592,000 during 2003 compared to 2002 was primarily due to the new mortgage loan payable associated with the acquisition of Netpark during 2003, as well as the issuance of 2,410 additional membership Units in 2003, when compared to 2002, that resulted in an increase in net proceeds of $10,343,000, offset in part by the payoff of the second mortgage of $4,500,000 on Bank of America Plaza West, as well as net cash distributions paid in 2003 of $1,793,000.
      As a result of the above, cash and cash equivalents decreased by $2,744,000 for the year ended December 31, 2003 to $1,579,000.

Other Liquidity Needs
      The distribution rate was the same among Class A Unit holders, Class B Unit holders and Class C Unit holders. In the event that there is a shortfall in net cash available due to factors including, without limitation, the timing of such distributions or the timing of the collections of receivables, the Company may seek to obtain capital to pay distributions by means of secured or unsecured debt financing through one or more third parties, including Cunningham Lending Group, LLC (“Cunningham”), an entity wholly owned by Anthony Thompson, the Manager’s Chief Executive Officer and Chairman of the Board of Managers. The Company has additional equity to borrow from its consolidated properties that could be used for such purposes. The Company may also pay distributions from cash from capital transactions, including without limitation, the sale of one or more of the Company’s properties. In connection with the Company’s 8% target distribution rate as described in the Private Placement Memorandum, the Company has been able to maintain the target distribution rate for all periods presented.
      The Company’s distributions of amounts in excess of its taxable income has resulted in a return of capital to its Unit holders. The income tax treatment for distributions reportable for the years ended December 31, 2003 and the period from May 15, 2002 (date of inception) through December 31, 2002, was as follows:

	2003		2002

Ordinary income	$137,000	7.7%	$132,000	100.0%
Return of Capital	$1,646,000	92.3%	—	—

	$1,783,000	100.0%	$132,000	100.0%

      If the Company experiences lower occupancy levels, reduced rental rates, reduced revenues as a result of asset sales, increased capital expenditures and leasing costs compared to historical levels due to competitive market conditions for new and renewal leases, the effect would be a reduction of net cash provided by operating activities. If the Manager continues to declare distributions for the members at current levels, the Company expects a cash flow deficit in subsequent periods. In connection with such a shortfall in net cash available, the Company may seek to obtain capital to pay distributions by means of secured or unsecured debt financing through one or more third parties, including Cunningham. This estimate is based on various assumptions which are difficult to predict, including the levels of leasing activity at year end and related leasing costs. Any changes in these assumptions could impact the financial results and the Company’s ability to fund working capital and unanticipated cash needs. To the extent any distributions are made to the Unit holders in excess of accumulated earnings, the excess distributions are considered a return of capital to the Unit holders for federal income tax purposes.

Notes Payable
      On August 9, 2004, the Company borrowed $210,000 from Cunningham. The note is interest only at a rate of 10% per annum with the principal and any accrued interest due on January 11, 2005. The proceeds were used as part of the refundable rate lock deposit on the potential Bank of America Plaza West refinancing. As of December 31, 2004, all interest due has been paid. On January 11, 2005, the Cunningham loan was extended at a rate of 10% per annum with the principal and all accrued interest due on April 30, 2005. The Company may use the net proceeds from a capital transaction, including the contemplated sale of Bank of America Plaza West, to repay the loan in full on April 30, 2005.
      On August 9, 2004, the Company paid $562,000 ($210,000 from the Cunningham loan and $352,000 from operations) for a refundable (less costs incurred by the bank) rate lock deposit to lock the interest rate on a potential refinancing of Bank of America Plaza West in the amount of $16,200,000 at an interest rate of 159 basis points above the 10 year treasury rate, but in no event less than 5.66%. The current rate is locked at 5.84%. The rate lock expires on May 1, 2005. As of February 28, 2005, the rate lock deposit is still on deposit at the bank.
Capital Resources

General
      The Company’s primary sources of capital are the real estate operations, ability to leverage the increased market value in the real estate assets owned and the ability to obtain debt financing from third parties including, without limitation, Cunningham. As of September 30, 2004, the Company had additional equity to borrow from the existing properties. The Company derives substantially all of its revenues from tenants under leases at the properties. The operating cash flow therefore depends materially on the rents that the Company is able to charge to its tenants and the ability of these tenants to make their rental payments.
      The primary uses of cash are to fund distributions to the Unit holders, to fund capital investment in the existing portfolio of operating assets, and to fund new acquisitions and for debt service. The Company may also regularly require capital to invest in the existing portfolio of operating assets in connection with routine capital improvements, deferred maintenance on properties recently acquired, and leasing activities, including funding tenant improvements, allowances and leasing commissions. The amounts of the leasing-related expenditures can vary significantly depending on negotiations with tenants and the willingness of tenants to pay higher base rents over the life of the leases.
      The Company will require approximately $2,600,000 for the year ended December 31, 2005, in order to pay its target distributions to Unit holders. The source for the payment of the distributions is expected be funds from operating activities as well as short-term and long-term debt and proceeds from the sale of one or more of the Company’s properties. The Company will require up to approximately $4,600,000 for the year ended December 31, 2005, for capital expenditures including, without limitation, tenant and/or capital improvements. The Company intends to incur debt to provide funds for these expenditures. As of December 31, 2003, the Company had fully invested its capital proceeds. Because the Company has fully invested its capital proceeds, it will not invest in any additional properties unless it disposes of one or more of its existing properties.
      Distributions payable to Unit holders may include a return of capital as well as a return in excess of capital. Distributions exceeding taxable income will constitute a return of capital for federal income tax purposes to the extent of a Unit holder’s tax capital account. Distributions in excess of tax capital are non-taxable to the extent of tax basis. Distributions in excess of tax basis will constitute capital gain.

Financing
      Notes and contracts payable were $42,451,000, $41,036,000 and $14,141,000 at September 30, 2004, December 31, 2003 and December 31, 2002, respectively. Notes and contracts payable as a percentage of total capitalization increased to 61.3% at September 30, 2004 from 58.9% at December 31, 2003. This increase was due to reduced members’ equity as a result of distribution payouts.

      Notes and contracts payable as a percentage of total capitalization decreased to 58.9% at December 31, 2003 from 67.1% at December 31, 2002. This decrease was due to the payoff of the second mortgage at Bank of America Plaza West during 2003.
Unconsolidated Debt
      The Company’s share of unconsolidated debt was approximately $11,973,000 and $11,910,000 at September 30, 2004 and December 31, 2003, respectively.
      On January 9, 2003, the Company purchased its interest in Congress Center and obtained a first mortgage loan in the amount of $81,989,000, through Fleet National Bank. The loan bore an interest rate at a 30-day LIBOR plus 175 basis points. The Company, together with the other purchasers of Congress Center, also obtained a mezzanine loan for $15,000,000, through Fleet Real Estate, Inc. This loan bore an interest rate at a 30-day LIBOR plus 675 basis points. The Company was jointly and severally liable with the other owners for the payment of the loan until it was refinanced on September 3, 2004.
      On September 3, 2004, the Manager refinanced Congress Center with three loans totaling $97,500,000 (the loans are referred to as Notes A, B and C herein) through Principal Commercial Funding and Principal Life Insurance. While the Company owns a 12.3% interest in Congress Center, it is jointly and severally liable with the other borrowers for payment of all obligations under the three loans. In connection with the Congress Center refinancing, the total unamortized portion of the capitalized loan costs of $580,000 was expensed in September 2004.
      At September 30, 2004, the outstanding balance of Note A is $80,000,000, and bears interest at a fixed rate of 5.635% per annum. The loan agreement requires monthly payment of interest only until the due date of October 1, 2014. No payments of principal are permitted until July 1, 2014.
      At September 30, 2004, the outstanding balance of Note B is $15,000,000, and bears interest at a fixed rate of 5.635% per annum. The loan agreement requires monthly payment of interest only until the due date of October 1, 2014. No payments of principal are permitted until July 1, 2014.
      At September 30, 2004, the outstanding balance of Note C is $2,500,000, and bears interest at a fixed rate of 7.0% per annum. The loan agreement requires monthly interest only payments until October 1, 2006. Thereafter, the loan agreement requires monthly principal and interest payments based on a 30-year amortization schedule until the due date of October 1, 2014. No prepayments of principal are permitted until July 1, 2014.

Insurance Coverage

Property Damage, Business Interruption, Earthquake and Terrorism
      The insurance coverage provided through third-party insurance carriers is subject to coverage limitations. For each type of insurance coverage described below, should an uninsured or underinsured loss occur, the Company could lose all or a portion of its investment in, and anticipated cash flows from, one or more of the properties. In addition, there can be no assurance that third-party insurance carriers will be able to maintain reinsurance sufficient to cover any losses that may be incurred.

Type of Insurance Coverage	Loss Exposure/Deductible

Property Damage and Business Interruption	$200 million annual aggregate exposure, plus $10,000 per occurrence deductible
Earthquake	$10 million annual aggregate exposure, plus 5 percent ($100,000 minimum) per occurrence deductible
Earthquake (California Properties)	$50 million in excess of $10 million
Flood — Named Storm	$10 million annual aggregate exposure, plus 5 percent ($100,000 minimum) per occurrence deductible
Flood — All Other	$10 million annual aggregate exposure, plus 5 percent ($25,000 minimum/$100,000 maximum) per occurrence deductible
Liability	$2 million annual aggregate exposure, plus $1 million each occurrence
Umbrella (Excess Liability)	$100 million aggregate exposure
Acts of Terrorism	$100 million annual aggregate exposure, plus $10,000 per occurrence deductible
Debt Service Requirements
      The Company’s principal liquidity needs are payments of interest and principal on outstanding indebtedness. As of December 31, 2003, all of the Company’s properties were subject to existing mortgages which had an aggregate principal amount outstanding of $41,036,000, which consisted of $9,393,000, or 22.9% allocable fixed rate debt at an interest rate of 8.625% per annum and $31,463,000 of variable rate debt at an interest rate of 4.05% per annum. The variable rate debt is subject to an interest rate swap agreement that at December 31, 2003 converted this debt into a variable rate of LIBOR plus 1.71%. As of December 31, 2003, the weighted averaged interest rate on the Company’s outstanding mortgages was 5.1% per annum. The scheduled principal payments for the next five years, as of December 31, 2003 are as follows:

Year	Amount

2004	$269,000
2005	9,124,000
2006	31,643,000
2007	—
2008	—

Total	$41,036,000

      As of September 30, 2004, all of the Company’s properties were subject to existing mortgages which had an aggregate principal amount outstanding of $42,241,000, which consisted of $9,194,000, or 21.8% allocable fixed rate debt at an interest rate of 8.625% and $33,047,000 of variable rate debt at an interest rate of 4.69% per annum. The variable rate debt is subject to an interest rate swap agreement that as of

September 30, 2004, converted this debt into a variable rate of LIBOR plus 1.865%. As of September 30, 2004, the weighted averaged interest rate on the Company’s outstanding mortgages was 5.6% per annum. Contractual obligations as of September 30, 2004 are as follows:

	Payments Due by Period

	Less Than			More Than
	1 Year	1-3 Years	4-5 Years	5 Years
	(2004)	(2005-2007)	(2008-2009)	(After 2009)	Total

Principal payments — fixed rate debt	$70,000	$9,124,000	$—	$—	$9,194,000
Interest payments — fixed rate debt	198,000	391,000	—	—	589,000
Principal payments — variable rate debt	—	33,047,000	—	—	33,047,000
Interest payments — variable rate debt	388,000	2,197,000	—	—	2,585,000

Total	$656,000	$44,759,000	$—	$—	$45,415,000

      Contractual obligations as of December 31, 2003 are as follows:

	Payments Due by Period

	Less Than			More Than
	1 Year	1-3 Years	4-5 Years	5 Years
	(2004)	(2005-2007)	(2008-2009)	(After 2009)	Total

Principal payments — fixed rate debt	$269,000	$9,124,000	$—	$—	$9,393,000
Interest payments — fixed rate debt	800,000	391,000	—	—	1,191,000
Principal payments — variable rate debt	—	31,643,000	—	—	31,643,000
Interest payments — variable rate debt	1,282,000	1,816,000	—	—	3,098,000

Total	$2,351,000	$42,974,000	$—	$—	$45,325,000

Off-Balance Sheet Arrangements
      There are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in the financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Subsequent Events
      On November 23, 2004 and December 13, 2004, the Company borrowed $31,000 and $55,000, respectively from Cunningham. Each of the loans bear an interest rate of 10% per annum and requires monthly interest only payments, with the balance due one year from the original date of the note.
      On December 27, 2004, the Manager’s Board of Managers approved the preparation of a plan of liquidation and dissolution of the Company, to be presented to the Manager’s Board of Managers for further approval. If the Manager’s Board of Managers determines that the plan of liquidation is in the best interests of the Company and its members, it will approve the plan and authorize the preparation and filing with the SEC of a proxy statement to solicit required approval of the plan of liquidation by the members. The Company believes that the increasing cost of corporate compliance with federal (including, without limitation, the Sarbanes-Oxley Act of 2002) and state and local regulatory requirements applicable to the Company with regard to its business activities, among other factors, has made it more likely in the

Company’s judgment that liquidation would provide members with greater returns on their investments than would otherwise be realized if the Company continued to operate as a public reporting company.
      On December 27, 2004, the Manager’s Board of Managers approved the payment by the Manager of costs associated with the Company’s compliance with public company filings. These costs include, but are not limited to, audit and legal fees as well as the cost of Sarbanes-Oxley compliance.
      On January 7, 2005, NNN BOA West, LLC, a wholly owned subsidiary of the Company, entered into an agreement on behalf of the Company for the sale of the Bank of America Plaza West building in Las Vegas, Nevada to First States Group, L.P., the operating partnership of American Financial Realty Trust for an initial purchase price of approximately $25,000,000. Pursuant to an amendment dated February 24, 2005, the purchase price was reduced to approximately $24,000,000. The sale, which is expected to close by March 15, 2005, is subject to customary inspections and closing conditions.
      On January 11, 2005, the $210,000 Cunningham loan was extended at a rate of 10% per annum with the principal and all accrued interest due on April 30, 2005. The Company may use the net proceeds from a capital transaction, including the contemplated sale of Bank of America Plaza West, to repay the loan in full on April 30, 2005.
      To the extent that prior distributions have been inconsistent with the distribution priorities specified in the Operating Agreement, the Company intends to adjust future distributions in order to provide overall net distributions consistent with the priority provisions of the Operating Agreement. Such distributions may be distributions from Cash from Operations or Cash from Capital Transactions (as such terms are defined in “Description of Registrant’s Securities to be Registered — Distributions”) and may be completed in connection with a plan of liquidation in the event that the Board of Managers of the Manager approves such plan.
Controls
      The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to the Manager, including the individuals performing the functions of Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, the Manager recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as the Company’s are designed to do, and the Manager necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.
      In connection with the audits of the Company’s consolidated financial statements for the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002, Deloitte & Touche LLP (“Deloitte”) the Company’s Independent Registered Public Accounting Firm, advised the Company that it had identified deficiencies in the design or operation of the Company’s internal controls that it considered to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Deloitte concluded that these reportable conditions were material weaknesses. These material weaknesses (as defined in Public Company Accounting Oversight Board Standard No. 2) involved various aspects of the Company’s internal controls, including, without limitation, the processes by which the Company gathers, processes, documents, reports and accounts for financial information. The Manager agrees with Deloitte’s assessment and believes that these material weaknesses result from, among other things: (1) inadequate staffing and supervision leading to untimely identification and resolution of certain accounting matters; (2) failure of financial reporting controls in preventing or detecting misstatements of accounting information that resulted in certain adjustments to the financial statements; (3) incomplete or inadequate account analysis, account reconciliations and consolidation procedures; and (4) inadequate policies and procedures with respect to retention of certain accounting and other records.

      In connection with an ongoing evaluation of the Company’s control weaknesses, the Company has concluded that the Company’s disclosure controls and procedures need to be strengthened and are not sufficiently effective. However, the Company has taken various steps to maintain and improve the accuracy of the Company’s internal controls and financial disclosures, and based on these measures and other work, the Manager believes that there are no material inaccuracies or omissions of material fact in the Company’s financial statements filed in connection with this registration statement. However, the material weaknesses in the Company’s internal controls over financial reporting could adversely impact the Company’s ability to provide timely and accurate financial information. The Manager believes that sufficient compensating controls are being evaluated and will be implemented to remedy these deficiencies and to minimize the risks associated with these material weaknesses. The Manager will be hiring additional staff and will evaluate and develop internal controls and corresponding procedures to ensure the controls are in place and implement monthly, quarterly and annual checklists and review level sign off procedures.
Risk Factors

As a result of the Company’s failure to timely file its Form 10 and other reports and documents required by the Exchange Act, the Company may be subject to SEC enforcement action or other legal action.
      As a result of the Company’s failure to timely file its Form 10 and other reports and documents required by the Exchange Act, the Company may be subject to SEC enforcement action or other legal action. Such actions could restrict or eliminate certain exemptions available under the Securities Act or cause the Company or the Manager to incur financial liability in the form of fines or judgments and impose injunctive burdens on the Company. Under the Operating Agreement with the Manager, the Company could be responsible for reimbursement or indemnification in the event that the Manager suffers damage as a result of any action involving the Company.

The pending SEC investigation of the Manager could result in lawsuits or other actions against the Company.
      On September 16, 2004, the Manager advised the Company that it learned that the SEC is conducting an investigation referred to as “In the matter of Triple Net Properties, LLC.” The SEC has requested information from the Manager relating to disclosure in securities offerings (including offerings by G REIT, Inc., T REIT, Inc. and A REIT, Inc.) and the exemption from the registration requirements of the Securities Act for the private offerings in which the Manager and its affiliated entities were involved. The SEC has requested financial and other information regarding these entities as well as the limited liability companies advised by the Manager, including the Company. The Manager has advised the Company that it intends to cooperate fully with the SEC’s investigation. This investigation could focus on or involve the Company’s failure to timely file its Form 10 and the required reports under the Exchange Act and could result in fines, penalties or administrative remedies.

The Company expects to incur significant costs in connection with Exchange Act compliance and the Company may become subject to liability for any failure to comply.
      As a result of the Company’s obligation to register its securities with the SEC under the Exchange Act, the Company will be subject to Exchange Act Rules and related reporting requirements. This compliance with the reporting requirements of the Exchange Act will require timely filing of Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K, among other actions. Further, recently enacted and proposed laws, regulations and standards relating to corporate governance and disclosure requirements applicable to public companies, including the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and new SEC regulations have increased the costs of corporate governance, reporting and disclosure practices which are now required of the Company. The Company’s efforts to comply with applicable laws and regulations, including requirements of the Exchange Act and the Sarbanes-Oxley Act, are expected to involve significant, and potentially increasing, costs. In addition, these laws, rules and regulations create new legal bases for administrative enforcement, civil and criminal proceedings against the Company in case of non-compliance, thereby increasing its risks of liability and potential sanctions.

Distributions by the Company may include a return of capital.
      Distributions payable to members may include a return of capital as well as a return in excess of capital. Distributions exceeding taxable income will constitute a return of capital for federal income tax purposes to the extent of a member’s tax capital account. Distributions in excess of tax capital are non-taxable to the extent of tax basis. Distributions in excess of tax basis will constitute capital gain.

Our properties face significant competition.
      The Company faces significant competition from other owners, operators and developers of office properties. All or substantially all of the Company’s properties face competition from similar properties in the same markets. Such competition may affect the Company’s ability to attract and retain tenants and may reduce the rents the Company is able to charge. These competing properties may have vacancy rates higher than the Company’s properties, which may cause their owners to rent space at lower rental rates than those charged by the Company or to provide greater tenant improvement allowances or other leasing concessions. This combination of circumstances could adversely affect the Company’s results of operations, liquidity and financial condition, which could reduce distributions to unit holders.

The Company depends upon its tenants to pay rent, and their inability to pay rent may substantially reduce the Company’s revenues and cash available for distribution to its members.
      The Company’s investments in office properties are subject to varying degrees of risk that generally arise from the ownership of real estate. The underlying value of the Company’s properties and the ability to make distributions to its members depend upon the ability of the tenants of our properties to generate enough income in excess of their operating expenses to make their lease payments to the Company. Changes beyond the Company’s control may adversely affect its tenants’ ability to make lease payments and, consequently, would substantially reduce both its income from operations and its ability to make distributions to its members. These changes include, among others, the following:

•	downturns in national, regional or local economic conditions where the Company’s properties are located, which generally will negatively impact the demand for office space and rental rates;

•	changes in local market conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for office properties, making it more difficult for the Company to lease space at attractive rental rates or at all;

•	competition from other available office properties, which could cause the Company to lose current or prospective tenants or cause the Company to reduce rental rates;

•	the ability to pay for adequate maintenance, insurance, utility, security and other operating costs, including real estate taxes and debt service payments, that are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from a property; and

•	changes in federal, state or local regulations and controls affecting rents, prices of goods, interest rates, fuel and energy consumption.
      Due to these changes, among others, tenants and lease guarantors, if any, may be unable to make their lease payments. A default by a tenant or the failure of a tenant’s guarantor to fulfill its obligations, or other early termination of a lease could, depending upon the size of the leased premises and the Manager’s ability to successfully find a substitute tenant, have a material adverse effect on the Company’s revenues and cash available for distribution to its members.

Lack of diversification and illiquidity of real estate may make it difficult for the Company to sell underperforming properties or recover its investment in one or more properties.
      The Company’s business is subject to risks associated with investment solely in real estate. Real estate investments are relatively illiquid. The Company’s ability to vary its portfolio in response to changes in economic and other conditions is limited. The Company cannot provide assurance that it will be able to dispose of a property when it wants or needs to. Consequently, the sale price for any property may not recoup or exceed the amount of the Company’s investment.

Lack of geographic diversity may expose the Company to regional economic downturns that could adversely impact its operations or its ability to recover its investment in one or more properties.
      The Company’s portfolio lacks geographic diversity due to its limited size and the fact that it owns properties in only three geographic markets: Las Vegas, Nevada; Tampa, Florida; and Chicago, Illinois. This geographic concentration of properties exposes the Company to economic downturns in these markets. A regional recession in any of these markets could adversely affect the Company’s ability to generate or increase operating revenues, attract new tenants or dispose of properties. In addition, the Company’s properties may face competition in these geographic regions from other properties owned, operated or managed by the Company’s Manager or the Manager’s affiliates. The Manager or its affiliates have interests that may vary from those of the Company in such geographic markets.

Due to the limited number of properties in the Company’s portfolio, the Company is dependent upon those tenants that generate significant rental income, which may have a negative impact on the Company’s financial condition if these tenants are unable to meet their rental obligations.
      As of December 31, 2004, rent paid by the five largest tenants at the Company’s consolidated properties represented 52.5% of the Company’s annualized revenues. The revenues generated by the properties these tenants occupy is substantially dependent on the financial condition of these tenants and, accordingly, any event of bankruptcy, insolvency or a general downturn in the business of any of these large tenants may result in the failure or delay of such tenants’ rental payments which may have an adverse impact on the Company’s financial performance and its ability to pay distributions to its members.

Increases in regulatory compliance costs, including compliance with the Americans with Disabilities Act, may affect our ability to make distributions to you.
      Under the American with Disabilities Act, or ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA requirements could require removal of access barriers and could result in the imposition of fines by the federal government or an award of damages to private litigants. Noncompliance with the ADA or related laws or regulations by the Company or its tenants could result in the imposition of fines by government authorities or in the award to private litigants of damages against the Company. In addition, state and federal laws in this area are constantly evolving and could evolve to place a greater cost or burden on the Company as landlord of the properties it owns. The imposition of any such costs could negatively impact our operations and our ability to make distributions to its members.

Losses for which we either could not or did not obtain insurance will adversely affect our earnings.
      The Company could suffer a loss due to the cost to repair any damage to properties that are not insured or are underinsured. There are types of losses, generally of a catastrophic nature, such as losses due to terrorism, wars, earthquakes, floods or acts of God that are either uninsurable or not economically insurable. If such a catastrophic event were to occur, or cause the destruction of one or more of the Company’s properties, the Company could lose both its invested capital and anticipated profits from such property or properties.

The Company’s co-ownership arrangements with affiliated entities may not reflect solely its members’ best interests and may subject these investments to increased risks.
      The Company has acquired its interests in the Netpark and Congress Center properties through co-ownership arrangements with one or more affiliates of the Manager of the Company. These acquisitions were financed, in part, by loans under which the Company is jointly and severally liable for the entire loan amount along with the other co-owners. The terms of these co-ownership arrangements may be more favorable to the co-owner than to members of the Company. In addition, investing in properties through co-ownership arrangements subjects that investment to risks not present in a wholly-owned property, including the following, for example:

•	the risk that the co-owner(s) in the investment might become bankrupt;

•	the risk that the co-owner(s) may at any time have economic or business interests or goals which are inconsistent with the Company’s business interests or goals;

•	the risk that the co-owner(s) may be unable to make required payments on loans under which the Company is jointly and severally liable; or

•	the risk that the co-owner(s) may be in a position to take action contrary to the Company’s instructions or requests or contrary to its policies or objectives, such as selling a property at a time when it would have adverse consequences for the Company’s members.
      Actions by co-owner(s) might have the result of subjecting the applicable property to liabilities in excess of those otherwise contemplated and may have the effect of reducing the Company’s cash available for distribution to its members. It also may be difficult for the Company to sell its interest in any co-ownership arrangement at the time it deems best for its members.
Conflicts of Interest

The conflicts of interest described below may mean the Company will not be managed solely in the best interests of its Unit holders.
      The Manager’s officers and members of its Board of Managers have conflicts of interest relating to the management of the Company’s business and properties. Accordingly, those parties may make decisions or take actions based on factors other than the interests of the Unit holder.
      The Manager also advises G REIT, Inc., T REIT, Inc. and other private tenant-in-common and other programs that may compete with the Company or otherwise have similar business interests and/or investment objectives. Some of the Manager’s officers and managers also serve as officers and directors of G REIT and T REIT. Mr. Thompson and the members of the Board of Managers and key executives of the Manager collectively own approximately 40% of the Manager.
      As officers, directors, managers and partial owners of entities that do business with the Company or that have interests in competition with the Company’s own interests, these individuals will experience conflicts between their fiduciary obligations to the Company and their fiduciary obligations to, and pecuniary interests in, the Manager and its affiliated entities. These conflicts of interest could:

•	limit the time and services that the Manager devotes to the Company, because they will be providing similar services to G REIT, T REIT and other real estate programs and properties;

•	impair the Company’s ability to compete for tenants in geographic areas where other properties are advised by the Manager and its affiliates; and

•	impair the Company’s ability to compete for the acquisition of properties with other real estate entities that are also advised by the Manager and its affiliates.

      If the Manager or its affiliates breach their fiduciary obligations to the Company, the Company may not meet its investment objectives, which could reduce the expected cash available for distribution to the Company’s Unit holders.

The absence of arm’s length bargaining may mean that the Company’s agreements are not as favorable to Unit holders as these agreements otherwise would have been.
      Any existing or future agreements between the Company and the Manager, Realty or their affiliates were not and will not be reached through arm’s length negotiations. Thus, such agreements may not solely reflect your interests as a Unit holder. For example, the Operating Agreement and the Management

Agreement were not the result of arm’s length negotiations. As a result, these agreements may be relatively more favorable to the other counterparty than to the Company.

The Manager is entitled to receive significant compensation in the event of a liquidation of the Company.
      In the event of a liquidation of the Company, the Manager may be entitled to receive a portion of the distributions as described in “Description of Registrant’s Securities to be Registered — Distributions.”
Quantitative and Qualitative Disclosures About Market Risk
      The Company is exposed to interest rate changes primarily as a result of its long-term debt used to maintain liquidity and fund capital expenditures and expansion of the real estate investment portfolio and operations. The Manager’s interest rate risk objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve these objectives the Company borrows primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rate debt to fixed rate debt. The Company may enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to seek to mitigate its interest rate risk on a related financial instrument. The Company does not enter into derivative or interest rate transactions for speculative purposes.
      The Company’s interest rate risk is monitored using a variety of techniques. The tables below present, as of September 30, 2004, December 31, 2003, and December 31, 2002, the principal amounts and weighted average interest rates by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes.
      Interest rate risk as of September 30, 2004:

	2004	2005	2006	2007	2008	Thereafter	Total

Fixed rate debt — principal payments	$70,000	$9,124,000	$—	$—	$—	$—	$9,194,000
Average interest rate on maturing debt	8.63%	8.63%	—	—	—	—	8.63%
Variable rate debt — principal payments	$—	$—	$33,047,000	$—	$—	$—	$33,047,000
Average interest rate on maturing debt	—	—	4.69%	—	—	—	4.69%
      The estimated fair value of debt approximates its September 30, 2004 carrying amount.
      The weighted average interest rate of mortgage debt as of September 30, 2004 was approximately 5.6% per annum. At September 30, 2004, the Company’s mortgage debt consisted of $9,194,000 or 21.8% of the total debt at a fixed interest rate of 8.63% per annum.
      An increase in the variable interest rate on certain mortgages payable constitutes a market risk. As of September 30, 2004, for example, a 0.25% increase in LIBOR would have increased the overall interest expense by $83,000 or less than a 5.4% increase to interest expense.
      Interest rate risk as of December 31, 2003:

	2004	2005	2006	2007	2008	Thereafter	Total

Fixed rate debt	$269,000	$9,124,000	$—	$—	$—	$—	$9,393,000
Average interest rate on maturing debt	8.63%	8.63%	—	—	—	—	8.63%
Variable rate debt	$—	$—	$31,643,000	$—	$—	$—	$31,643,000
Average interest rate on maturing debt	—	—	4.05%	—	—	—	4.05%
      The estimated fair value of debt approximates its December 31, 2003 carrying amount.

      The weighted average interest rate of mortgage debt as of December 31, 2003 was approximately 5.1% per annum. At December 31, 2003, the Company’s mortgage debt consisted of $9,393,000 or 22.9% of the total debt at a fixed interest rate of 8.63% per annum.
      An increase in the variable interest rate on certain mortgages payable constitutes a market risk. As of December 31, 2003, for example, a 0.25% increase in LIBOR would have increased the overall interest expense by $79,000 or less than a 6.2% increase to interest expense.
      Interest rate risk as of December 31, 2002:

	2003	2004	2005	2006	2007	Thereafter	Total

Fixed rate debt	$247,000	$4,770,000	$9,124,000	$—	$—	$—	$14,141,000
Average interest rate on maturing debt	8.63%	9.92%	8.63%	—	—	—	9.06%
      The estimated fair value of debt approximates its December 31, 2002 carrying amount.

Item 3.	Properties
      The Company’s portfolio consists of two consolidated properties and interests in one unconsolidated property as of December 31, 2003. Each of the properties is subject to a non-recourse loan, which means that the borrower will not be personally obligated to repay the loan. Therefore, if the loan were in default, for example, for failure to make the payments or breach of a term or covenant thereof, the lender would not be able to seek a deficiency judgment against the borrower. However, the loan is secured by the property and the lender would be able to foreclose on the property if the loan were in default.
Consolidated Properties

Bank of America Plaza West, Las Vegas, Nevada
      Bank of America Plaza West is an 82,000 square foot Class A, mid-rise office building property, located at 6900 Westcliff Drive, Las Vegas, Nevada. The property was acquired by the Company in September 2002 for a total purchase price of $16,900,000, which consisted of $2,342,000 in cash, the assumption of an existing non-recourse loan in the amount of $9,700,000 at a fixed interest rate of 8.625% per annum and is due on June 1, 2005, but may not be prepaid prior to March 1, 2005, and a second mortgage loan of $4,500,000, at the rate of 10% per annum. The $4,500,000 loan was repaid in full during the year ended December 31, 2003. The Company received credits of $358,000 from the seller.
      The property, which was constructed in 1990, has 360 surface parking spaces, 82 of which are covered, is located at the gateway to Summerlin which totals approximately 22,500 acres and anticipates a population in excess of 160,000 within the next ten years.
      On January 7, 2005, NNN BOA West, LLC, a wholly owned subsidiary of the Company, entered into an agreement on behalf of the Company for the sale of the Bank of America Plaza West building in Las Vegas, Nevada to First States Group, L.P., the operating partnership of American Financial Realty Trust for an initial purchase price of approximately $25,000,000. Pursuant to an amendment dated February 24, 2005, the purchase price was reduced to approximately $24,000,000. The sale, which is expected to close by March 15, 2005, is subject to customary inspections and closing conditions.
      As of December 31, 2003, the property was 94% leased. The table below summarizes the leases representing more than 10% of the property’s total square footage.

	Square Footage		Lease	2004 Annual
Name of Tenant	(Approximately)	% Leased	Termination Date	Base Rent

Bank of America	40,491	49.23%	October 2020	$1,175,000
Pearson & Patton	8,848	10.76%	October 2007	$205,000

Netpark, Tampa, Florida
      On June 3, 2003, through its wholly-owned subsidiary, NNN Netpark 25, LLC, the Company purchased a 50% interest in the Netpark building (“Netpark”), a 919,000 square foot, two story office and technology center located in Tampa, Florida. In the purchase transaction, the Company acquired a 50% interest in Netpark and AWT Family LP, a limited partnership, a wholly owned by Anthony W. Thompson, Chief Executive Officer and Chairman of the Board of Managers, acquired 0.625% of Netpark and 21 unaffiliated parties acquired the remaining 49.375% of Netpark. Due to the terms of the Operating Agreement, the Company has determined that this acquisition is required to be consolidated. The property was purchased from an unaffiliated third party for a purchase price of $47,000,000. The Company’s cash investment was $8,705,000. The Company’s total investment consisted of 50% of the purchase price, $23,500,000 (consisting of $7,750,000 in cash and $15,750,000 in debt), plus $955,000 for 50% of the closing costs, loan fees and reserves. The Company engaged an independent third party to provide assistance in the allocation of the purchase price for Netpark. The purchase price was allocated among the tenants in common, some of which are affiliates of the Company, based on the pro rata investment of each in the property. The seller of the property paid a sales commission to Realty of $1,410,000, or approximately 3.0% of the total purchase price.
      At acquisition, the Company and other purchasers obtained a non-recourse loan from an un-affiliated lender in the amount of $31,500,000, with monthly interest only payments until June 6, 2006, at which time the loan must be paid in full or refinanced. The loan bears interest at the 30-day LIBOR plus 300 basis points (4.69% and 4.05% at September 30, 2004 and December 31, 2003, respectively).
      Netpark was originally developed as a regional mall in 1975. The previous owner made over $67 million of capital improvements to convert the Netpark property into a state-of-the art office and technology center, with amenities such as an on-site conference center, daycare, health care and corporate dining facilities.
      At December 31, 2003, the property was 67% leased. The table below summarizes the leases representing more than 10% of the property’s total square footage.

	Square Footage		Lease	2004 Annual
Name of Tenant	(Approximately)	% Leased	Termination Date	Base Rent

Merck Medco	144,425	15.71%	October 2011	$1,528,000
General Motors	99,663	11.12%	November 2006	$1,416,000
Unconsolidated Property

Congress Center, Chicago, Illinois
      On January 9, 2003, through NNN Congress Center, LLC, a Delaware limited liability company, the Company purchased a 12.3% interest in Congress Center, a 16-story Class A office building of 525,000 square feet located in Chicago, Illinois.
      As of December 31, 2004, Congress Center is owned by the following interest holders as tenants in common:

Tenant in Common	Interest Held

G REIT, Inc. (an affiliate of the Company)	30.0%
NNN Congress Center, LLC (an affiliate of the Company)	28.9%
Unaffiliated third parties	41.1% (combined)

      As of December 31, 2004, NNN Congress Center, LLC, which owns an aggregate 28.9% interest in Congress Center, is owned by the following members, with the proportionate membership interest and interest in Congress Center listed next to each as well:

	Membership Interest in
Member	NNN Congress Center, LLC	Interest in Congress Center

NNN 2002 Value Fund, LLC	42.5%	12.3%
T REIT, Inc.	35.5%	10.3%
Unaffiliated members	22.0% (combined)	6.3% (combined)
      The property was purchased from an unaffiliated third party for a purchase price of $136,108,000. The Company’s cash investment was $6,811,000. The Company’s total investment consisted of its proportionate share of the purchase price of $17,422,000 (consisting of $5,006,000 in cash and $12,416,000 in debt), plus $1,805,000 for its proportionate share of closing costs, loan fees and reserves. The Company uses the equity method of accounting to account for this investment. The Company engaged an independent third party to provide assistance in the allocation of the purchase price for Congress Center. The purchase price was allocated among tenants in common, some of which are affiliates of the Company, based on the pro rata investment of each in the property. The seller of the property paid a sales commission to Realty of $2,000,000, or approximately 1.5% of the total purchase price.
      At acquisition, the owners obtained a first mortgage loan in the amount of $81,989,000, which bore interest at a 30-day LIBOR plus 175 basis points. The owners also obtained a mezzanine loan for $15,000,000. This loan bore an interest rate at a 30-day LIBOR plus 675 basis points. Both the mortgage and mezzanine loans were refinanced on September 3, 2004. The owners are jointly and severally liable for the total debt of $97,500,000, which consists of following three loans, $80,000,000, with monthly interest only payments with the balance due on October 1, 2014 at a fixed rate of 5.635%, $15,000,000, with monthly interest only payments with the balance due on October 1, 2014 at a fixed rate of 5.635% and $2,500,000, with interest only payments until October 1, 2006 at which time principal and interest is due monthly on a 30-year amortization at an fixed interest rate of 7.0% and any subsequent increases in the total debt. In connection with the Congress Center refinancing, the total unamortized portion of the capitalized loan costs of $580,000 was expensed in September 2004.
Lease Expiration Table
      The following schedule presents the sensitivity of the annual base rent due to lease expirations for the next ten years at the Company’s properties as of December 31, 2003, by number, percentage of total aggregate gross leaseable area (“GLA”) and annual base rent.

				Percent of Total
		Total Square		Annual Base Rent
	Number of	Footage of	Annual	Represented by
Year Ended December 31,	Leases Expiring	Expiring Leases	Base Rent	Expiring Leases

2004	—	—	$—	—
2005	8	85,000	1,057,000	12.2%
2006	8	127,000	1,898,000	21.9%
2007	6	76,000	996,000	11.5%
2008	4	71,000	1,022,000	11.8%
2009	8	62,000	473,000	5.5%
2010	1	3,000	4,000	—
2011	2	201,000	1,744,000	20.2%
2012	1	2,000	7,000	—
2013	1	22,000	26,000	0.3%
Thereafter	4	73,000	1,442,000	16.6%

Concentration of Tenants
      As of December 31, 2003, rent paid by the five largest tenants at the Company’s consolidated properties represented 59% of annualized revenues.

	Percentage of
	2004 Annual		Lease
Tenant	Base Rent	Property	Expiration Date

Merck Medco	15%	Netpark	October 2011
General Motors	14%	Netpark	November 2006
Bank of America	11%	Bank of America Plaza West	October 2020
Alltel Communication	10%	Netpark	November 2005
Marriott Vacations	9%	Netpark	November 2008

Item 4.	Security Ownership of Certain Beneficial Owners and Management
      Units. As of December 31, 2003 and September 30, 2004, there were 5,960 Units, owned by 600 investors. The following table sets forth as of December 30, 2004, the beneficial ownership of Units of:

•	each person who is known to the Company to hold more than a 5% interest in the Company;

•	the Chief Executive Officer of the Manager of the Company(1)(2);

•	the members of the Manager’s Board of Managers(1); and

•	the members of the Manager’s Board of Managers and executive officers of the Company(1) as a group.

		Percentage of
Name	No. of Units	Outstanding Units

Triple Net Properties, LLC(2)	None	0%
Anthony W. Thompson(2)	None	0%
Members of Manager’s Board of Managers as a group(1)(2)	None	0%
Members of Manager’s Board of Managers and executive officers as a group(1)(2)	None	0%

(1)	The Company has no directors or executive officers, see “Managers and Executive Officers.”

(2)	The address for all persons named is 1551 N. Tustin Avenue, Suite 200, Santa Ana, California 92705.
      The Company is not aware of any arrangements which may, at a subsequent date, result in a change in control of the Company.

Item 5.	Managers and Executive Officers
      The Company has no directors or executive officers. The Company is managed by its Manager, Triple Net Properties, LLC and employees of the manager provide services to the Company. None of the members of the Manager’s Board of Managers are independent. The members of the Manager’s Board of Managers serve for unlimited terms and the Manager’s executive officers serve at the discretion of the

Manager’s Board of Managers. The members of the Manager’s Board of Managers and the Manager’s executive officers are as follows:

Name	Office

Anthony W. Thompson	Chief Executive Officer and Chairman of the Board of Managers
Louis J. Rogers	President and member of the Board of Managers
Talle A. Voorhies	Chief Operating Officer, Secretary and member of the Board of Managers
Jack R. Maurer	Executive Vice President and member of the Board of Managers
Daniel R. Baker	Member of the Board of Managers
Scott D. Peters	Chief Financial Officer, Executive Vice President and member of the Board of Managers
Andrea R. Biller	General Counsel
Shannon Alter	Senior Vice President — Director of Operations
      Anthony W. “Tony” Thompson founded the Manager and has been its Chief Executive Officer and Chairman of the Board of Managers since its inception in April 1998. He is also President and sole owner of Triple Net Properties Realty, Inc., an affiliated real estate brokerage and management company that provides certain real estate brokerage and management services to the Company. Prior to April of 1998, Mr. Thompson was co-Founder, co-Owner, director and officer of a number of real estate investment entities trading under the name The TMP Companies, including the TMP Group, Inc., a full-service real estate investment firm. Mr. Thompson is a registered securities principal with the National Association of Securities Dealers (the “NASD”) and the President and sole owner of NNN Capital Corp., the dealer manager. He is a 1969 graduate of Sterling College with a Bachelor of Science degree in Economics. He is also a member of the Sterling College Board of Trustees, The Bowers Museum Committee and various other community and charitable organizations. Mr. Thompson serves as the Chairman of the Board of Directors for each of A REIT, Inc., G REIT, Inc. and T REIT, Inc.
      Louis J. Rogers has served as President and a member of the Board of Managers of the Manager since September 2004. Mr. Rogers was a member and shareholder of the law firm of Hirschler Fleischer from 1986 and 1994, respectively, until January 1, 2005, where he specialized in structuring like-kind (Section 1031) exchanges, private placements and syndications, formation and operation of real estate investment trusts and acquisitions and financings for real estate transactions. Mr. Rogers earned a B.S. degree from Northeastern University in 1979 (with highest honors), a B.A. degree (with honors) in 1981 and an M.A. degree in 1985 in Jurisprudence from Oxford University and a J.D. in 1984 from the University of Virginia School of Law. Mr. Rogers is a member of the Virginia State Bar.
      Talle A. Voorhies has served as Chief Operating Officer, Secretary and as a member of the Board of Managers of the Manager since April 1998. She has over 17 years of experience in communications with the broker-dealer network due diligence activities, marketing and compliance and investor services. Ms. Voorhies is the President and Financial Principal of NNN Capital Corp., and a Registered Representative and Financial Principal with the NASD. From December 1987 to January 1999, Ms. Voorhies worked with the TMP Group, Inc., where she served as Chief Administrative Officer and Vice President of Broker/ Dealer Relations.
      Jack R. Maurer has served as the Executive Vice President and a member of the Board of Managers of the Manager since April 1998. Mr. Maurer also served as Chief Financial Officer of the Manager from April 1998 to December 2001 and as Chief Operating Officer and Financial Principal of NNN Capital Corp. from December 2001 to the present. Mr. Maurer has over 31 years of real estate financial management experience. From 1986 to April 1988, he was a General Partner and CEO of Wescon Properties, a Santa Ana based real estate development company. His previous experience also includes the national accounting firm of Kenneth Leventhal and Company. Mr. Maurer received a BS from California University at Northridge in 1973 and has served as President and Chief Executive Officer of T REIT, Inc. since August 2004.
      Daniel R. “Dan” Baker, has served as a member of the Board of Managers of the Manager since April 1998. Mr. Baker founded SugarOak Corporation in 1984 and served as its President until 2004, SugarOak Corporation provided asset management, construction management, property management, and real estate development, services. Since 2004, Mr. Baker has served as Chairman of the Board of SugarOak Holdings, a successor to SugarOak Corporation. SugarOak Holdings has three subsidiaries whose activities include construction, asset management and syndication. Mr. Baker is also President and Chairman of the Board of Union Land and Management Company and Director and President of Coastal American Corporation. In these positions, Mr. Baker has managed commercial real estate assets in excess of $200 million in market value. In addition, Mr. Baker is a founding and former director of the Bank of the Potomac a former board member of F&M Bank and currently an advisory board member of BB&T Bank. A cum laude graduate of Harvard College with a degree in Government, Mr. Baker participates in numerous community organizations. Mr. Baker is a former Citizen of the Year in Herndon, Virginia and a Paul Harris Fellow in Rotary.
      Scott D. Peters has served as Chief Financial Officer, Executive Vice President and a member of the Board of Managers of the Manager since September 2004 and is responsible for all areas of finance, including accounting and financial reporting, as well as a liaison for institutional investors, lenders and investment banks. Effective September 2004, Mr. Peters also is the Chief Financial Officer and Executive Vice President of A REIT, Inc., G REIT, Inc. and T REIT, Inc. From July 1996, Mr. Peters has served as Senior Vice President, Chief Financial Officer and a director of Golf Trust of America, Inc., a publicly traded corporation. Mr. Peters received a BBA degree in Accounting and Finance from Kent State University.
      Andrea R. Biller has served as General Counsel for the Manager since March 2003, overseeing all legal functions for the Manager and coordinating with outside counsel. Ms. Biller practiced as a private attorney specializing in securities and corporate law from 1990 to 1995 and 2000 to 2002. She practiced at the SEC from 1995 to 2000, including two years as Special Counsel for the Division of Corporation Finance. Ms. Biller earned a BA degree in Psychology from Washington University, an MA degree in Psychology from Glassboro State University and a JD degree from George Mason University School of Law in 1990, where she graduated first in her class “With Distinction.” Ms. Biller is a member of the California, Virginia and the District of Columbia bar associations.
      Shannon Alter has served as Senior Vice President-Director of Operations for the Manager since June 2002. Ms. Alter oversees the Manager’s portfolio, manages the property management staff and is in charge of third party property managers. Ms. Alter owned and ran Retail Management Services, a commercial real estate consulting firm, from 1996 to June 2002. Ms. Alter’s experience includes prior positions as Manager of Property Management for The Vons Companies, Inc. and Director of Property Management for Diversified Shopping Centers. She was the 2004 President of the Orange County IREM chapter and teaches IREM courses on a national and local basis. Ms. Alter is widely published and was awarded the Journal of Property Management Article of the Year award for 1998 and 1999. Ms. Alter holds a BA degree from the University of Southern California.
Fiduciary Relationship of the Manager and the Company
      The Manager is a fiduciary of the Company and has fiduciary duties to the Company and its members pursuant to the Operating Agreement and under applicable law. The Manager’s fiduciary duties include responsibility for the control and management of the Company and exercising good faith and integrity in handling the Company’s affairs. The Manager has a fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, whether or not in its immediate possession and control, and may not use or permit another to use such funds or assets in any manner except for the exclusive benefit of the Company.
      The funds of the Company will not be commingled with the funds of any other person or entity except for operating revenue from the Company’s properties.
      The Manager may employ persons or firms to carry out all or any portion of the business of the Company. Some or all such persons or entities employed may be affiliates of the Manager or Mr. Thompson. It is not clear under current law the extent, if any, to which such parties will have a fiduciary duty to the Company or the members. Investors who have questions concerning the fiduciary duties of the Manager should consult with their own legal counsel.
Compensation of the Manager
      For a description of the compensation received by the Manager and its affiliates see “Certain Relationships and Related Transactions.”

Item 6.	Executive Compensation
      The Company, which is managed by the Manager, has no directors or executive officers and consequently pays no compensation.

Item 7.	Certain Relationships and Related Transactions
The Operating Agreement
      Pursuant to the Operating Agreement, the Manager is entitled to receive the following payments and fees described below. These payments and fees were not negotiated and may be higher than payments and fees that would have resulted from an arm’s length transaction with an unrelated entity.

Nine Months
	Ended	Year Ended	May 15, 2002 to
Manager’s Compensation from Company for:	September 30, 2004	December 31, 2003	December 31, 2002

Acquisition Fees(1)	—	$1,192,000	$350,000
Organizational & Marketing Costs(2)	—	$132,000	$88,000
Expenses, Costs or Fees(3)	—	—	—
Operating Expenses(4)	—	—	—
Distributions– Cash from Operations(5)	—	—	—
Distributions-Cash from Capital Transactions(6)	—	—	—

(1)	The Manager is entitled to receive from the Company 4% of the funds raised in the Company’s private placement of Units, for services rendered in connection with the due diligence investigation and acquisition of interests in real estate properties by the Company during the course of the investment and holding period.

(2)	The Company has agreed to reimburse the Manager for organizational costs and marketing expenses incurred by the Manager in connection with the Company’s private placement of Units. The Company has reimbursed the Manager for the amounts incurred listed in the table above. These reimbursed costs are not all of the costs of the offering, but rather the reimbursable costs incurred by the Manager.

(3)	The Company has agreed to reimburse the Manager and its affiliates certain expenses, costs and fees incurred by the Manager, including, without limitation, for the cash payments, certain closing costs, escrow deposits, loan commitment fees, project studies and travel expenses related to the analysis and acquisitions of the Company’s properties. The Manager did not incur and, therefore, was not reimbursed for, any such expenses, costs or fees for the nine months ended September 30, 2004, the year ended December 31, 2003 or the period from May 15, 2002 (date of inception) to December 31, 2002.

(4)	The Company has agreed to reimburse the Manager for reasonable and necessary expenses paid or incurred by the Manager in connection with the operation of the Company, including any legal and accounting costs and the costs incurred in connection with acquisition of the Company’s properties, including travel, surveys, environmental and other studies and interest expense incurred on deposits or expenses. The Manager did not incur and, therefore, was not reimbursed for, any such expenses for the nine months ended September 30, 2004, the year ended December 31, 2003 or the period from May 15, 2002 (date of inception) to December 31, 2002.

(5)	The Manager is entitled to receive from the Company distributions that relate to cash from operations as discussed below under “Description of Registrant’s Securities to be Registered — Distributions — Cash from Operations.” The Manager did not receive any such distributions for the nine months ended September 30, 2004, the year ended December 31, 2003 or the period from May 15, 2002 (date of inception) to December 31, 2002.

(6)	The Manager is entitled to receive from the Company distributions that relate to cash from Capital Transactions as discussed below under “Description of Registrant’s Securities to be Registered — Distributions — Cash from Capital Transactions.” The Manager did not receive any such distributions for the nine months ended September 30, 2004, the year ended December 31, 2003 or the period from May 15, 2002 (date of inception) to December 31, 2002.

The Property Management Agreement
      Pursuant to the Operating Agreement and the Property Management Agreement, Realty, or in some cases, an affiliate of Realty, is entitled to receive the following payments and fees described below.
      These payments and fees were not negotiated and may be higher than payments and fees that would have resulted from an arm’s length negotiation and transaction with an unrelated entity.

	Nine Months	Nine Months
	Ended	Ended	Year Ended	May 15, 2002 to
Realty’s Compensation from Company for:	September 30, 2004	September 30, 2003	December 31, 2003	December 31, 2002

Management Fees(1)	$521,000	$238,000	$463,000	$21,000
Lease Commissions(2)	$562,000	—	$402,000	—
Project Fees(3)	—	—	—	—
Selling Commissions(4)	—	—	—	—
Loan Fees(5)	—	—	—	$1,000

(1)	Realty is entitled to receive, for its services in managing the Company’s properties, a monthly management fee equal to 5% of the gross receipts revenue of the properties.

(2)	Realty is entitled to receive, for its services in leasing the Company’s properties, a leasing commission equal to 6% of the value of any lease entered into during the term of the Property Management Agreement and 3% with respect to any renewal. The value of the lease will be calculated by totaling the minimum monthly rent for the term of the lease. The term of the lease will not exceed five years for purposes of the computation and will not include option periods. For the nine months ended September 30, 2004 and the period from May 15, 2002 (date of inception) to December 31, 2002, there were no leases that expired, nor any new leases entered into, and, therefore, there were no leasing commissions paid to Realty.

(3)	Realty is entitled to receive, for its services in supervising any construction or repair project in or about the Company’s properties, a construction management fee equal to 5% of any amount up to $25,000, 4% of any amount over $25,000 but less than $50,000, and 3% of any amount over $50,000 which is expended in any calendar year for construction or repair projects. Realty has not supervised any such construction or repair project.

(4)	Realty is entitled to receive a selling commission up to 5% of the gross sales price of any of the properties if the terms of the sale are approved by the Company. No properties have been sold by the Company.

(5)	Realty is entitled to receive a loan fee in the amount of 1% of the principal amount of all loans obtained by it for the Company’s properties during the term of the Property Management Agreement.

Selling Commissions
      Pursuant to the Private Placement Memorandum, NNN Capital Corp., an affiliate of the Manager, receives selling commissions of up to 8% of the gross proceeds from the Private Placement, all of which are reallowed to the broker-dealer selling group. NNN Capital Corp. also receives a nonaccountable marketing and due diligence allowance in the amount of 1.5% of the gross proceeds, which it may reallow to other members of the selling group on an accountable basis. In addition, NNN Capital Corp. receives a nonaccountable marketing and due diligence expense allowance for serving as the managing broker dealer in the amount of 1% of the gross proceeds which it will not reallow to other members of the selling group. The Company incurred $0, $2,298,000 and $831,000 for the nine months ended September 30, 2004, the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002, respectively, to NNN Capital Corp. for selling commissions.
Cunningham Lending Group, LLC
      On August 9, 2004, the Company borrowed $210,000 from Cunningham, an affiliate of Anthony Thompson, the Manager’s Chief Executive Officer and Chairman of the Board of Managers. The loan bears interest at 10% per annum and requires monthly interest-only payments, with the balance due on January 11, 2005. As of December 31, 2004, all accrued interest has been paid. On January 11, 2005, the $210,000 Cunningham loan was extended at a rate of 10% per annum with the principal and all accrued interest due on April 30, 2005. The Company may use the net proceeds from a capital transaction, including the contemplated sale of Bank of America Plaza West, to repay the loan in full on April 30, 2005.
Subsequent Events
      On November 23, 2004 and December 13, 2004, the Company borrowed $31,000 and $55,000, respectively, from Cunningham. Each of the loans bear an interest at 10% per annum and requires monthly interest only payments, with the balance due one year from the original date of each note.
      On January 11, 2005, the $210,000 the Cunningham loan was extended at a rate of 10% per annum with the principal and all accrued interest due on April 30, 2005. The Company may use the net proceeds from a capital transaction, including the contemplated sale of Bank of America Plaza West, to repay the loan in full on April 30, 2005.
Manager’s Ownership Interest in the Company
      As of December 31, 2004, 2003 and 2002, the Manager, members of the Manager’s Board of Managers and its executive officers did not own any Units.
Costs Incurred in Connection with Public Company Filings and Rent
      The Board of Managers has voted and approved that all costs associated with compliance with public company filings will be borne by the Manager and are not included in the financial statements. These costs include, but are not limited to, audit and legal fees as well as the cost of compliance with the Sarbanes-Oxley Act of 2002. The Company does not maintain offices separate from those of the Manager. While the Manager allows the Company to use a portion of the Manager’s office space located at 1551 N. Tustin Avenue, Suite 200 in Santa Ana, California, the Manager does not collect rent from the Company for its use of that space.

Item 8.	Legal Proceedings
      The Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and which collectively are not expected to have a material adverse effect on the Company’s business, financial condition or results of operations.
      On September 16, 2004, the Manager advised the Company that it learned that the SEC is conducting an investigation referred to as “In the matter of Triple Net Properties, LLC.” The SEC has requested information from the Manager relating to disclosure in securities offerings (including offerings by G REIT, Inc., T REIT, Inc. and A REIT, Inc.) and the exemption from the registration requirements of the Securities Act for the private offerings in which the Manager and its affiliated entities were involved. The SEC has requested financial and other information regarding these entities as well as the limited liability companies advised by the Manager, including the Company. The Manager has advised the Company that it intends to cooperate fully with the SEC’s investigation. This investigation could focus on or involve the Company’s failure to timely file its Form 10 and the required reports under the Exchange Act and could result in fines, penalties or administrative remedies as described above.

Item 9.	Market for and Distributions on Units and Related Security Holder Matters
      There is currently no established public trading market for the Company’s Units.
      As of September 30, 2004, December 31, 2003 and 2002, there were no outstanding options or warrants to purchase, or securities convertible into, Units. In addition, as of September 30, 2004, December 31, 2003 and 2002, there were no Units that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act for sale by Unit holders and there were no Units that are being, or have been publicly proposed to be, publicly offered by the Company.
      As of September 30, 2004, there were 600 holders of records of the Units, with 207, 209 and 217 holders of Class A Units, Class B Units and Class C Units, respectively. Certain of the Company’s Unit holders hold Units in more than one class of Units.
      The distributions declared per Class A Unit in each quarter since the Company’s inception are as follows:

Quarters Ended	2004	2003	2002

March 31	$100	$100	N/A
June 30	$100	$100	N/A
September 30	$106	$100	N/A
December 31	N/A	$100	$100
      The distributions declared per Class B Unit in each quarter since the Company’s inception are as follows:

Quarters Ended	2004	2003	2002

March 31	$100	$100	N/A
June 30	$100	$100	N/A
September 30	$106	$100	N/A
December 31	N/A	$100	N/A

      The distributions declared per Class C Unit in each quarter since the Company’s inception are as follows:

Quarters Ended	2004	2003	2002

March 31	$100	N/A	N/A
June 30	$100	$66.7	N/A
September 30	$106	$100	N/A
December 31	N/A	$100	N/A
      The Company’s current quarterly dividend rate is $106 per Unit, or $424 per Unit on an annualized basis. As discussed in “Financial Information — Liquidity and Capital Resources — Cash Flows,” the Company currently intends to continue to make regular monthly distributions to holders of Units. Any future distributions will be declared at the discretion of the Manager and will depend on the Company’s actual cash flow, financial condition, capital requirements and such other factors the Manager may deem relevant.

Item 10.	Recent Sales of Unregistered Securities
      The Company sold 5,960 Units to 600 investors in the Private Placement, which began on May 15, 2002 and ended on July 14, 2003. NNN Capital Corp. served as the managing broker dealer of the Private Placement. The aggregate offering price for the Units sold was $29,799,000 and the aggregate fees paid to NNN Capital Corp. in connection with the Private Placement were $2,298,000. The net proceeds from the sale of the Units received by the Company were $25,456,000. The Company relied on the exemption from registration provided by Rule 506 under Regulation D and Section 4(2) of the Securities Act in connection with the closing of the Private Placement. In each instance, the purchaser had access to sufficient information regarding the Company so as to make an informed investment decision. The Company had a reasonable basis to believe that each purchaser was an accredited investor, as defined in Regulation D under the Securities Act, and was acquiring the Units for investment only and not with a view to distribute, sell, or otherwise transfer the Units. The Units were issued directly by the Company and did not involve a public offering or general solicitation.

Item 11.	Description of Registrant’s Securities to be Registered
General
      The Units represent equity interests in the Company and entitle their holders to participate in certain allocations and distributions by the Company. The parties who purchased Units from the Company became members in the Company with the right to vote on certain Company matters. See “Description of Registrant’s Securities to be Registered — Voting Rights of Members.” Units may not be freely assigned and are subject to restrictions on transfer by law and by the Operating Agreement. There is no public trading market for the Units and it is not anticipated that a public trading market for the Units will develop.
      The Company has been formed under the Virginia Limited Liability Company Act. The Company’s Manager is Triple Net Properties, LLC, a Virginia limited liability company. The Company’s three properties are located in Nevada, Florida and Illinois. The Company is currently qualified to transact business in Nevada and Florida and is taking steps to qualify to transact business in Illinois.
      The character and general nature of the business to be conducted by the Company is the ownership, operation and eventual sale of the Company’s three properties.
Change in Control
      Provisions of the Company’s Articles of Organization may have the effect of delaying, deferring or preventing a change in control. The Company’s Articles of Organization provide that so long as any obligations securing loans to acquire real estate or interests in special purpose entities formed to own such real estate remain outstanding and not discharged in full, without the prior written consent of the members, the Manager does not have the authority to:

(a) borrow money or incur indebtedness on behalf of the Company other than normal trade accounts payable, loans or advances from the Manager and lease obligations in the ordinary course of business, or grant consensual liens on the Company’s property; provided, however, that the Manager is authorized by the Operating Agreement to execute loan documents, such as a promissory note, the mortgage and all other documents associated with the loan (the “Loan Documents”), but may not incur any other indebtedness except as expressly permitted by the Operating Agreement or Loan Documents;

(b) dissolve or liquidate the Company;

(c) sell, lease, or otherwise dispose of all or substantially all of the assets of the Company;

(d) file a voluntary petition or otherwise initiate proceedings to have the Company adjudicated bankrupt or insolvent, or consent to the institution or bankruptcy or insolvency proceedings against the Company, or file a petition seeking or consenting to reorganization or relief of the Company; or seek or consent to the appointment of any trustee, receiver, conservator, assignee, sequestrator, custodian, liquidator (or other similar official) of the Company or of all or any substantial part of the properties and assets of the Company, admit in writing the inability of the Company to pay its debts generally as they may become due or declare or effect a moratorium on the Company’s debt or take any action in furtherance of any such action; or

(e) merge or consolidate with any other entity.

      Further, so long as any obligation secured by the Loan Documents remains outstanding, the Manager does not have the authority to take any action authorized above without the written consent of the holder of the mortgage. In addition, so long as any obligation secured by the Loan Documents remains outstanding, the Manager does not have the authority to amend certain portions of the Articles of Organization, including the provisions referenced above, without the consent of the holder of the mortgage and approval of the members.
Operating Agreement
      The rights and obligations of the members are governed by the Operating Agreement. The following is a summary of the material provisions of the Operating Agreement and is qualified in its entirety by the full text thereof. The Operating Agreement provides that the purchase price of each Unit shall be paid in full, in cash, at the time of the execution of a subscription agreement, in connection with and as described in the Private Placement Memorandum. Payment of the purchase price for a Unit constitutes the member’s initial capital contribution.
Transferability
      A member may not sell, assign or otherwise transfer such member’s Units unless certain conditions set forth in the Operating Agreement are satisfied, including the following:

(a) the Manager has consented in writing to the transfer;

(b) the transferee meets the financial qualifications required of all Unit holders;

(c) the transferee is not a minor or any person who, for any reason, lacks the capacity to contract for himself under applicable law (except such limitations shall not restrict the right of any Unit holder to transfer any one or more Units to a custodian or a trustee for a minor or other person who lacks such contractual capacity);

(d) the Manager has determined, with the advice of counsel, that such transfer will not jeopardize the applicability of the exemptions from the registration requirements under the Securities Act of 1933, as amended, and the registration or qualification under state securities laws relied upon by the Company and Manager in offering and selling the Units or otherwise violate any federal or state securities laws;

(e) the Manager has determined, with the advice of counsel, that despite the transfer, Units will not be deemed traded on an established securities market or readily tradable on a secondary market (or a substantial equivalent thereof) under the provisions applicable to publicly traded partnership status; provided, however in no event may any Unit holder transfer any Units if such transfer would cause the Company to have more than 100 members or holders, who have an interest in the net income, net loss and distributions of the Company, but not the right to vote or to participate in the management of the Company, without the express prior written consent of the Manager, which consent may be withheld in the Manager’s sole and absolute discretion;

(f) the transfer is effected by a written instrument of assignment, the terms of which are not in contravention of any of the provisions of the Operating Agreement;

(g) the transferring Unit holder pays a transfer fee in such amount as may be required by the Manager to cover all reasonable expenses, including attorneys’ fees, connected with such assignment;

(h) the transfer would not cause a default or otherwise accelerate any payment date on any loan obtained by the Company; and

(i) the minimum interest transferred is the lesser of one Unit or the member’s entire interest in the Company.

Upon the Manager’s acceptance of the written instrument of assignment, the assignee shall take the Units subject to all terms of the Operating Agreement and shall become an owner of an interest in the net income, net loss and distributions of the Company, but shall not have the right to vote or to participate in the management of the Company. If a member transfers a Unit in violation of the terms of the Operating Agreement as set forth above, the transferor’s membership interest in the Company, including the transferor’s entire interest in the Company and voting rights, will be, at the Manager’s sole option: (i) converted into an economic interest in the Company, which does not include any right to vote or to participate in the management of the Company; or (ii) purchased by the Company.
Distributions
  Cash from Operations
      Cash from Operations shall mean the net cash realized by the Company from any source other than a Capital Transaction (as such term is defined in “Description of Registrant’s Securities to be Registered — Distributions — Cash from Capital Transactions”), after payment of all cash expenditures of the Company, including, without limitation, the following:

•	all operating expenses including all fees payable to the Manager or the Manager’s affiliates;

•	all payments of principal and interest on indebtedness;

•	expenses for repairs and maintenance, capital improvements and replacements; and

•	such reserves and retentions as the Manager reasonably determines to be necessary and desirable in connection with the condition of the Company.

      Cash from Operations is calculated as follows:

				May 15, 2002
	Nine Months Ended		Year Ended	(date of inception)
	September 30,		December 31,	to December 31,

	2004	2003	2003	2002

Cash flows provided by operating activities (includes payments for interest, repairs and maintenance and reserves)	$3,569,000	$1,886,000	$2,140,000	$698,000
Less: principal payments on indebtedness	(200,000)	(183,000)	(4,605,000)	(59,000)
Capital improvements	(1,953,000)	—	(159,000)	—

Cash from operations	$1,416,000	$1,703,000	$(2,624,000)	$639,000

Cash distributions	$1,805,000	$1,626,000	$1,793,000	$35,000

      Cash from Operations will be distributed as follows:
           (a) first:

(1) a pro rata share to Unit holders until each has received an 8% cumulative (but not compounded) return on such Unit holder’s unrecovered capital contributions, on an annualized basis, properly adjusted for any partial years and/or fractional interests;

(2) then, if a balance of Cash from Operations remains after the payments referenced in item (a)(1), a pro rata share to holders of Class A Units and Class B Units until each has received, pursuant to items (a)(1) and (a)(2), a 9% cumulative (but not compounded) return on such Unit holder’s unrecovered capital contributions, on an annualized basis, properly adjusted for any partial years and/or fractional interests; and

(3) then, if a balance of Cash from Operations remains after the payments referenced in item (a)(2), a pro rata share to holders of Class A Units until each has received, pursuant to items (a)(1), (a)(2) and (a)(3), a 10% cumulative (but not compounded) return on such Unit holder’s unrecovered capital contributions, on an annualized basis, properly adjusted for any partial years and/or fractional interests; and

(b) second, the aggregate balance, if any, of Cash from Operations that remains after the payments referenced in item (a) shall be divided by the total number of Units, with the resulting fraction being the “Per Unit Allocation,” and then distributed to the Unit holders and the Manager in the following ratios:

(1) with respect to each Class A Unit, 85% of the Per Unit Allocation to the Class A Unit holder and 15% to the Manager;

(2) with respect to each Class B Unit, 80% to the Per Unit Allocation to the Class B Unit holder and 20% to the Manager; and

(3) with respect to each Class C Unit, 75% to the Per Unit Allocation to the Class C Unit holder and 25% to the Manager.

  Cash from Capital Transactions
      Cash from Capital Transactions shall mean the net cash realized by the Company from certain transactions such as financings, refinancings, sales, exchanges, or other dispositions or condemnations of, or casualties to, the properties after payment of all cash expenditures of the Company, including, without limitation, the following:

•	all fees payable to the Manager or the Manager’s affiliates;

•	all payments of principal and interest on indebtedness; and

•	such reserves and retentions as the Manager reasonably determines to be necessary and desirable in connection with the condition of the Company.
      Cash from Capital Transactions will be distributed as follows:

(a) first, pro rata to the Unit holders, up to an amount equal to the amount of a Unit holder’s gross amount invested in the Company and equal in amount to the cash purchase price paid by the Unit holder for the Units purchased (“Unrecovered Equity”), reduced, but not below zero, by the cumulative cash from Capital Transactions previously distributed to such Unit holders;

(b) second:

(1) a pro rata share to Unit holders until each has received an 8% cumulative (but not compounded) return on such Unit holder’s unrecovered capital contributions, on an annualized basis, properly adjusted for any partial years and/or fractional interests;

(2) then, if a balance of Cash from Capital Transactions remains after the payments referenced in item (b)(1), a pro rata share to holders of Class A Units and Class B Units until each has received, pursuant to items (b)(1) and (b)(2), a 9% cumulative (but not compounded) return on such Unit holder’s unrecovered capital contributions, on an annualized basis, properly adjusted for any partial years and/or fractional interests; and

(3) then, if a balance of Cash from Capital Transactions remains after the payments referenced in item (b)(2), a pro rata share to holders of Class A Units until each has received, pursuant to items (b)(1), (b)(2) and (b)(3), a 10% cumulative (but not compounded) return on such Unit holder’s unrecovered capital contributions, on an annualized basis, properly adjusted for any partial years and/or fractional interests; and

(c) third, the aggregate balance, if any, of Cash from Capital Transactions that remains after the payments referenced in item (b) shall be divided by the total number of Units, with the resulting fraction being the “Per Unit Allocation,” and then distributed to the Unit holders and the Manager in the following ratios:

(1) with respect to each Class A Unit, 85% of the Per Unit Allocation to the Class A Unit holder and 15% to the Manager;

(2) with respect to each Class B Unit, 80% to the Per Unit Allocation to the Class B Unit holder and 20% to the Manager; and

(3) with respect to each Class C Unit, 75% to the Per Unit Allocation to the Class C Unit holder and 25% to the Manager.

Allocations
      The Company’s taxable income and loss will generally be allocated between the members and the Manager in the same manner as gross income, net profit and net loss are allocated to the capital accounts of the members and the Manager.
Term and Dissolution
      The term of the Company will continue indefinitely unless terminated by pursuant to the terms of the Operating Agreement.
      On December 27, 2004, the Manager’s Board of Managers approved the preparation of a plan of liquidation and dissolution of the Company, to be presented to the Manager’s Board of Managers for further approval. If the Manager’s Board of Managers determines that the plan of liquidation is in the best interests of the Company and its members, it will approve the plan and authorize the preparation and filing with the SEC of a proxy statement to solicit required approval of the plan of liquidation by the members. The Company believes that the increasing cost of corporate compliance with federal (including, without limitation, the Sarbanes-Oxley Act of 2002) and state and local regulatory requirements applicable to the Company with regard to its business activities, among other factors, has made it more likely in the Company’s judgment that liquidation would provide members with greater returns on their investments than would otherwise be realized if the Company continued to operate as a public reporting company.
Distributions upon Liquidation of the Company
      Upon dissolution and termination of the Company, each Unit holder may look solely to the assets of the Company for all distributions and its capital contributions, but upon dissolution or otherwise, such Unit holder does not have the right to pursue any recourse against the Manager or any Unit holder.
Repurchase Reserve
      The Manager has the general authority under the Operating Agreement to (i) establish appropriate reserves from Company income in an amount the Manager deems appropriate (a “Repurchase Reserve”); and (ii) redeem or repurchase Units on behalf of the Company. In addition, the Private Placement Memorandum states that after a period of one year following the termination date of the Private Placement, the Company may establish a Repurchase Reserve of up to 5% of Cash from Operations in any year, subject to the restrictions and limitations set forth below. The Operating Agreement does not provide specifically for the Repurchase Reserve and does not specify particular procedures with respect to any reserves, redemptions or repurchases effected by the Manager pursuant to the Operating Agreement. The establishment of the Repurchase Reserve is in the sole discretion of the Manager and, if established, the Repurchase Reserve may be terminated at any time in the sole discretion of the Manager. Under certain circumstances, the Company may, in the sole discretion of the Manager and upon the request of a member, repurchase the Units held by such member. Units owned by the Manager or its affiliates may not be repurchased by the Company. As of February 28, 2005, the Manager has not established and does not expect to establish a Repurchase Reserve. The Company does not expect that the Manager will permit the repurchase of any Units and believes that the Manager would only permit such a repurchase, if any, following the establishment of a Repurchase Reserve.
Authority of the Manager
      The Manager has the exclusive management and control of all aspects of the Company’s business. In the course of its management, the Manager may, in its sole discretion, employ such persons, including, under certain circumstances, affiliates of the Manager, as it deems necessary for the efficient operation of the Company.
Removal of Manager Only For Cause
      The members have the right, subject to any restrictions established in any loan documents, to remove the Manager by a majority vote only “for cause” as provided in the Operating Agreement. For this purpose, removal of the Manager “for cause” means removal due to the

(1)	gross negligence or fraud of the Manager,

(2)	willful misconduct or willful breach of the Operating Agreement by the Manager,

(3)	bankruptcy, insolvency or inability of the Manager to meet its obligations as they come due, or

(4)	conviction of a felony of Mr. Thompson, Chief Executive Officer and Chairman of the Board of Managers of the Manager.
      The Manager or any affiliate that owns Units may not participate in any vote to remove the Manager.

Voting Rights of Members
      Although they are not permitted to take part in the management or control of the business of the Company, the members have the right to vote on the following matters:

(a)	removal of the Manager as provided in the Operating Agreement;

(b)	removal of the Property Manager as provided in the Property Management Agreement;

(c)	admission of a manager or election to continue the business of the Company after a manager ceases to be a manager when there is no remaining manager;

(d)	amendment of the Operating Agreement;

(e)	any merger, combination, or roll-up of the Company;

(f)	dissolution and winding up of the Company;

(g)	the sale of all or substantially all of the assets of the Company; and

(h)	election to continue the business of the Company in the event of a dissolution event as provided in the Operating Agreement.
      All actions of the members will be taken by majority vote except (1) any amendment to the Operating Agreement and (2) the admission of an additional or successor manager when the Manager will continue as such, which require the consent of the Manager.
      In addition, upon the vote of members who own 30% or more of the Units (including Units owned or controlled by the Manager or its affiliates), the Manager must use its best efforts to obtain in the future audited financial statements for any of the properties’ operations. Such audited financial statements will be obtained at the Company’s sole expense.
      The Manager may at any time call a meeting of the members, or may call for a vote of the members without a meeting on matters on which the members are entitled to vote. In addition, a meeting of the members must be called by the Manager upon receipt of written request for such a meeting by members holding more than 10% of the Units entitled to vote.
Liabilities of Members
      A member’s capital is subject to the risks of the Company’s business. Members are not permitted to take part in the management or control of the Company business. Assuming that the Company is operated in accordance with the terms of the Operating Agreement, a member generally will not be liable for the obligations of the Company in excess of his total investment and share of undistributed profits. However, a member may be liable for any distributions made to such member if, after such distribution, the remaining assets of the Company are not sufficient to pay its then outstanding liabilities, exclusive of liabilities to members. Except as specified therein, the Operating Agreement provides that the members will not be personally liable for the expenses, liabilities or obligations of the Company. The members will not be subject to any liabilities that may arise on behalf of other properties owned, operated or managed by the Manager or its other affiliates, except as may be imposed by law.
No Representation of Members
      Under the Operating Agreement, each of the members acknowledges and agrees that counsel representing the Company, the Manager and their affiliates does not represent, and will not be deemed to have represented, or to be representing, any of the members, other than the Manager, in any respect whatsoever.

Books and Records
      The Manager is required to keep true and accurate books of account of all of the financial activities of the Company in accordance with accounting principles generally accepted in the United States of America.
Review of Company Information
      The members have the right, upon request of the Manager, to review and obtain certain Company books and records, including copies of the following:

(a)	a current list of the name and last known business, residence or mailing address of each member and Manager;

(b)	a copy of the Articles of Organization and any amendments thereto;

(c)	a copy of the Operating Agreement and any amendments thereto;

(d)	copies of the Company’s Federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(e)	true and full information regarding the status of the business and financial condition of the Company; and

(f)	any information required to be made available pursuant to applicable law.
Amendments
      The Operating Agreement may be amended by the members with a majority vote, except that the Manager may amend the Operating Agreement without action by the members to:

(1)	modify the allocations provisions of the Operating Agreement to comply with Sections 704(b) and 514(c)(9) of the Internal Revenue Code of 1986, as amended;

(2)	comply with a requirement by a lender who has made a loan to the Company secured by a property or as required by a lender in connection with a refinancing that has been properly approved by the Company;

(3)	add to the representations, duties, services or obligations of the Manager or its affiliates for the benefit of the members;

(4)	cure any ambiguity or mistake, correct or supplement any provision in the Operating Agreement that may be inconsistent with any other provision, or make any other provision with respect to matters or questions arising under the Operating Agreement that will not be inconsistent with the provisions of the Operating Agreement;

(5)	delete or add any provision of the Operating Agreement required to be so deleted or added by the staff of the SEC or by a state “Blue Sky” commissioner or similar official;

(6)	amend the Operating Agreement to reflect the addition or substitution of members or the reduction of the capital accounts upon the return of capital to the members;

(7)	minimize the adverse impact of, or comply with, any “plan assets” regulations involving retirement or other benefit accounts;

(8)	reconstitute the Company under the laws of another state;

(9)	execute, acknowledge and deliver any and all instruments to effectuate the foregoing, including the execution, acknowledgment and delivery of any such instrument by the attorney-in-fact for the Manager under a special or limited power of attorney and to take all such actions in connection therewith as the Manager will deem necessary or appropriate with the signature of the Manager acting alone;

(10)	change the name and/or principal place of business of the Company; or

(11)	decrease the rights and powers of the Manager (so long as such decrease does not impair the ability of the Manager to manage the Company and conduct its business affairs).
      No amendment will be adopted pursuant to (10) or (11) above without the consent of the members unless the adoption of such amendment:

(a)	is for the benefit of and not adverse to the interests of the members;

(b)	is not inconsistent with Section 7 of the Operating Agreement (pertaining to the management and administration of the Company by the Manager); and

(c)	does not affect the limited liability of the members or the status of the Company as a partnership for federal income tax purposes.
      Any amendment described herein is subject to any limitations set forth in the loan agreements.
Indemnification of the Manager
      The Operating Agreement of the Company provides that the Manager will not be liable to the Company or any of the members for, and shall be indemnified and held harmless from, any loss or damage incurred by the Manager, the Company or members due to any act or omission performed or omitted in good faith, which shall not constitute negligence or malfeasance. In addition, the Manager shall not be liable to the Company or the members because any taxing authorities disallow or adjust any deductions or credits in the Company’s income tax returns. Therefore, the members will have a more limited right of action against the Manager than they would have absent such exculpatory provisions in the Operating Agreement.
      The Operating Agreement generally provides for indemnification of the Manager (and its members, affiliates, officers, partners, directors, employees, agents and assigns) by the Company, to the extent of Company assets, for any claims, liabilities and other losses that they may suffer in dealings with third parties on behalf of the Company not arising out of gross negligence or willful misconduct. It is the opinion of the SEC that indemnification for liabilities arising under the Securities Act of 1933, as amended, is contrary to public policy and, therefore, unenforceable. The Operating Agreement provides that the Company shall not indemnify any Manager, or shareholder, director, officer or other employee thereof, for liability imposed or expenses incurred in connection with any claim arising out of a violation of the Securities Act of 1933, as amended, or any other federal or state securities law, with respect to the offer and sale of the Units. In the case of liability arising from an alleged violation of securities laws, the Manager may obtain indemnification if:

(1)	the Manager is successful in defending the action;

(2)	the court specifically approves the indemnification; or

(3)	in the opinion of counsel for the Company, the right to indemnification has been settled by controlling precedent.
Prohibitions
      The Operating Agreement provides that the Manager may not receive any rebate, kick-back or give-up in connection with the operation of the Company, nor may the Manager participate in any reciprocal business arrangements that would circumvent the restrictions set forth in the Operating Agreement prohibiting certain types of dealings between the Manager or its affiliates and the Company. Neither a Manager nor any salesperson of Units in the Company or interests may directly or indirectly pay or award any finder’s fees, commissions or other compensation to any person engaged by a potential investor for investment advice as an inducement to such advisor to advise the purchase of an interest in the Company.

Item 12.	Indemnification of Manager and Officers
      The Virginia Limited Liability Company Act permits a Virginia limited liability company to include in its operating agreement a provision that eliminates the liability of the manager or members for damages assessed against a manager or member arising out of a single transaction, occurrence or course of conduct in any proceeding brought by or in the right of a limited liability company or brought by or on behalf of members of the limited liability company.
      The Operating Agreement of the Company provides that the Manager will not be liable to the Company or any of the members for, and shall be indemnified and held harmless from, any loss or damage incurred by the Manager, the Company or members due to any act or omission performed or omitted in good faith, which shall not constitute negligence or malfeasance. In addition, the Manager shall not be liable to the Company or the members because any taxing authorities disallow or adjust any deductions or credits in the Company’s income tax returns. Therefore, the members will have a more limited right of action against the Manager than they would have absent such exculpatory provisions in the Operating Agreement.
      The Operating Agreement generally provides for indemnification of the Manager (and its members, affiliates, officers, partners, directors, employees, agents and assigns) by the Company, to the extent of Company assets, for any claims, liabilities and other losses that they may suffer in dealings with third parties on behalf of the Company not arising out of gross negligence or willful misconduct. It is the opinion of the SEC that indemnification for liabilities arising under the Securities Act of 1933, as amended, is contrary to public policy and, therefore, unenforceable. The Operating Agreement provides that the Company shall not indemnify any Manager, or shareholder, director, officer or other employee thereof, for liability imposed or expenses incurred in connection with any claim arising out of a violation of the Securities Act of 1933, as amended, or any other federal or state securities law, with respect to the offer and sale of the Units. In the case of liability arising from an alleged violation of securities laws, the Manager may obtain indemnification if:

(1)	the Manager is successful in defending the action;

(2)	the court specifically approves the indemnification; or

(3)	in the opinion of counsel for the Company, the right to indemnification has been settled by controlling precedent.

Item 13.	Financial Statements and Supplementary Data
INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of September 30, 2004 (unaudited), December 31, 2003 and 2002	F-2
 Consolidated Statements of Operations for the nine months ended September 30, 2004 (unaudited), the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002
F-3
 Consolidated Statements of Changes in Members’ Capital for the nine months ended September 30, 2004 (unaudited), the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002
F-4
Consolidated Statements of Cash Flows for the nine months ended September 30, 2004 (unaudited), the year ended December 31, 2003 and May 15, 2002 (date of inception) to December 31, 2002	F-5
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedules	F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Manager and Members
NNN 2002 Value Fund, LLC
Santa Ana, California
      We have audited the accompanying consolidated balance sheets of NNN 2002 Value Fund, LLC (the “Company”), as of December 31, 2003 and 2002, and the related consolidated statements of operations, members’ capital and cash flows for the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002. Our audits also included the financial statement schedules listed in the Index at Item 13. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
DELLOITTE & TOUCHE LLP
Los Angeles, California
December 30, 2004

NNN 2002 VALUE FUND, LLC
CONSOLIDATED BALANCE SHEETS
September 30, 2004 (Unaudited) and December 31, 2003 and 2002

	September 30,	December 31,	December 31,
	2004	2003	2002

	(Unaudited)
ASSETS
Real estate investments:
Operating properties, net	$56,798,000	$56,416,000	$14,412,000
Investments in unconsolidated real estate	5,330,000	5,844,000	—

	62,128,000	62,260,000	14,412,000
Cash and cash equivalents	2,480,000	1,579,000	4,323,000
Restricted cash	310,000	246,000	257,000
Accounts receivable, net	35,000	44,000	—
Accounts receivable from related parties	270,000	—	—
Real estate deposits	—	—	103,000
In-place leases, net of accumulated amortization of $2,104,000, $1,002,000, and $61,000, respectively	8,845,000	9,947,000	2,414,000
Other assets, net	1,697,000	1,152,000	327,000

Total assets	$75,765,000	$75,228,000	$21,836,000

LIABILITIES AND MEMBERS’ CAPITAL
Mortgage loans payable	$42,241,000	$41,036,000	$14,141,000
Notes payable to related parties	210,000	—	—
Accounts payable and accrued liabilities	2,371,000	1,050,000	593,000
Security deposits and prepaid rent	874,000	454,000	78,000
Below market leases, net of accumulated amortization of $1,119,000, $487,000 and $2,000, respectively	3,229,000	3,861,000	53,000
Distributions payable	211,000	199,000	45,000

Total liabilities	49,136,000	46,600,000	14,910,000
Minority interests	6,509,000	6,663,000	—
Commitments and contingencies (Note 10)
Members’ capital	20,120,000	21,965,000	6,926,000

Total members’ capital	20,120,000	21,965,000	6,926,000

Total liabilities and members’ capital	$75,765,000	$75,228,000	$21,836,000

The accompanying notes are an integral part of these consolidated financial statements.

NNN 2002 VALUE FUND, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended September 30, 2004 and 2003 (Unaudited),
the Year Ended December 31, 2003 and the Period From
May 15, 2002 (Date of Inception) to December 31, 2002

				May 15, 2002
	Nine Months Ended			(Date of
	September 30,		Year Ended	Inception) to
			December 31,	December 31,
	2004	2003	2003	2002

	(Unaudited)
Revenues:
Rental income	$9,132,000	$4,549,000	$7,375,000	$670,000
Expenses:
Rental expenses	3,687,000	1,932,000	3,045,000	197,000
General and administrative	450,000	162,000	264,000	38,000
Depreciation and amortization	2,937,000	1,332,000	2,138,000	170,000

	7,074,000	3,426,000	5,447,000	405,000

Income from operations	2,058,000	1,123,000	1,928,000	265,000
Other (expense) income:
Interest (including amortization of deferred financing costs)	(1,937,000)	(1,679,000)	(2,555,000)	(440,000)
Other income	23,000	—	12,000	—
Interest income	2,000	43,000	50,000	3,000
Equity in earnings (loss) of unconsolidated real estate	(67,000)	101,000	84,000	—

	(1,979,000)	(1,535,000)	(2,409,000)	(437,000)

Income (loss) before minority interests	79,000	(412,000)	(481,000)	(172,000)
Minority interests	107,000	(72,000)	54,000	—

Net loss	$(28,000)	$(340,000)	$(535,000)	$(172,000)

Net loss per member unit — basic and diluted	$(4.70)	$(75.79)	$(110.15)	$(438.78)

Weighted average number of member units outstanding — basic and diluted	5,960	4,486	4,857	392

The accompanying notes are an integral part of these consolidated financial statements.

NNN 2002 VALUE FUND, LLC
CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL
For the Nine Months Ended September 30, 2004 (Unaudited),
the Year Ended December 31, 2003 and the Period From
May 15, 2002 (Date of Inception) to December 31, 2002

Total

BALANCE — May 15, 2002 (date of inception)	$—
Capital contribution, net of offering costs	7,178,000
Distributions	(80,000)
Net loss	(172,000)

BALANCE — December 31, 2002	6,926,000
Capital contribution, net of offering costs	17,521,000
Distributions	(1,947,000)
Net loss	(535,000)

BALANCE — December 31, 2003	21,965,000
Distributions (unaudited)	(1,817,000)
Net loss (unaudited)	(28,000)

BALANCE — September 30, 2004 (unaudited)	$20,120,000

The accompanying notes are an integral part of these consolidated financial statements.

NNN 2002 VALUE FUND, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2004 and 2003 (Unaudited),
the Year Ended December 31, 2003 and the Period From
May 15, 2002 (Date of Inception) to December 31, 2002

				May 15, 2002
	Nine Months Ended			(Date of
	September 30,		Year Ended	Inception) to
			December 31,	December 31,
	2004	2003	2003	2002

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(28,000)	$(340,000)	$(535,000)	$(172,000)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization, amortization of deferred financing costs and amortization of below market leases)	2,519,000	1,515,000	1,978,000	199,000
Distributions received in excess of equity in earnings of unconsolidated properties	514,000	819,000	967,000	—
Minority interests	107,000	(72,000)	54,000
Change in operating assets and liabilities:
Accounts receivable	(261,000)	(168,000)	(224,000)	—
Other assets	(1,023,000)	(205,000)	(296,000)	—
Accounts payable and accrued liabilities	1,321,000	263,000	(180,000)	593,000
Security deposits and prepaid rent	420,000	74,000	376,000	78,000

Net cash provided by operating activities	3,569,000	1,886,000	2,140,000	698,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of real estate operating properties	—	(40,205,000)	(40,205,000)	(7,856,000)
Acquisition of investments in unconsolidated real estate	—	(6,711,000)	(6,707,000)	—
Capital expenditures	(1,953,000)	—	(159,000)	—
Restricted cash	(64,000)		11,000	—
Real estate deposits	—	(86,000)	—	(103,000)

Net cash used in investing activities	(2,017,000)	(47,002,000)	(47,060,000)	(7,959,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal repayments on mortgages payable	(200,000)	(183,000)	(4,605,000)	(59,000)
Borrowings on mortgages payable	1,615,000	31,500,000	31,500,000	4,500,000
Distributions	(1,805,000)	(1,626,000)	(1,793,000)	(35,000)
Distributions to minority Unit holders	(261,000)	(211,000)	(447,000)	—
Issuance of members’ Units, net of offering costs	—	17,491,000	17,521,000	7,178,000

Net cash provided by (used in) financing activities	(651,000)	46,971,000	42,176,000	11,584,000

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	901,000	1,855,000	(2,744,000)	4,323,000
CASH AND CASH EQUIVALENTS — beginning of period	1,579,000	4,323,000	4,323,000	—

CASH AND CASH EQUIVALENTS — end of period	$2,480,000	$6,178,000	$1,579,000	$4,323,000

The accompanying notes are an integral part of these consolidated financial statements.

NNN 2002 VALUE FUND, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS — SUPPLEMENTAL INFORMATION
For the Nine Months Ended September 30, 2004 and 2003 (Unaudited),
the Year Ended December 31, 2003 and the Period From
May 15, 2002 (Date of Inception) to December 31, 2002

				May 15, 2002
	Nine Months Ended			(Date of
	September 30,		Year Ended	Inception) to
			December 31,	December 31,
	2004	2003	2003	2002

	(Unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$1,813,000	$1,253,000	$2,236,000	$317,000

NONCASH INVESTING ACTIVITIES:
Increase in intangible assets less intangible liabilities of acquisitions	$—	$9,095,000	$9,320,000	$3,035,000

Increase in investment in operating properties	$—	$11,503,000	$11,543,000	$10,021,000

Mortgage loan upon acquisition of property	$—	$—	$—	$4,500,000

Minority liability upon acquisition of property	$—	$7,056,000	$7,056,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2004 (Unaudited)
and the Years Ended December 31, 2003 and the Period from
May 15, 2002 (Date of Inception) to December 31, 2002

1.	Organization
      NNN 2002 Value Fund, LLC (the “Company”), was formed as a Virginia limited liability company. The Company was organized on May 15, 2002 for the purpose of acquiring all or a portion of up to three unspecified properties (individually, the “Property” and collectively, the “Properties”) from unaffiliated sellers in accordance with the Private Placement Memorandum dated May 15, 2002, as amended, (the “Private Placement Memorandum”). The Company was organized with the purpose to acquire interests in and manage a diversified real estate portfolio composed of retail shopping centers, research and development or industrial facilities, office buildings and/or hotels with high vacancies. The Company expects to own and operate its interests in the Properties for approximately three to five years.
      As of December 31, 2003, the Company owned two consolidated office/industrial properties and interest in one unconsolidated office/industrial property, accounted for as an equity method investment.
      The Company is externally managed by Triple Net Properties, LLC (the “Manager”), which is responsible for managing the day-to-day operations and assets of the Company. In addition, Triple Net Properties Realty, Inc., a California corporation (“Realty”), serves as the Company’s property manager (Note 9).

Future Objectives

Plan of Liquidation
      In order to maximize member value, the Manager’s Board of Managers approved the preparation of a plan of liquidation and dissolution of the Company, to be presented to the Manager’s Board of Managers for further approval. If the Manager’s Board of Managers determines that the plan of liquidation is in the best interests of the Company and its members, it will approve the plan and authorize the preparation and filing with the SEC of a proxy statement to solicit required approval of the plan of liquidation by the members. The Company believes that the increasing cost of corporate compliance with federal (including, without limitation, the Sarbanes-Oxley Act of 2002) and state and local regulatory requirements applicable to the Company with regard to its business activities, among other factors, has made it more likely in the Company’s judgment that liquidation would provide members with greater returns on their investments than would otherwise be realized if the Company continued to operate as a public reporting company.

2.	Summary of Significant Accounting Policies

Basis of Presentation
      The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and any majority-owned subsidiaries where the Company has financial and operating control. All significant intercompany balances and transactions have been eliminated in consolidation.

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Investments in real estate joint ventures and companies over which the Company has the ability to exercise significant influence, but over which the Company does not have financial or operating control, are accounted for using the equity method of accounting. Accordingly, the Company’s share of the earnings of these joint ventures and companies is included in consolidated net income (loss). All references to the Company include its subsidiaries.

Cash and Cash Equivalents
      Cash and cash equivalents consist of all highly liquid investments with a maturity of three months or less when purchased.

Operating Properties
      Operating properties are carried at cost less accumulated depreciation. Cost includes the cost of land and completed buildings and related improvements. Expenditures that increase the service life of properties are capitalized and the cost of maintenance and repairs is charged to expense as incurred. Depreciation is generally provided on a straight-line basis over the estimated useful lives of the buildings and improvements, ranging primarily from 15 to 39 years. When depreciable property is retired or disposed of, the related costs and accumulated depreciation are removed from the accounts and any gain or loss reflected in operations.
      Impairment losses are recorded on long-lived assets used in operations. Impairment losses are recorded on an operating property when indicators of impairment are present and the carrying amount of the asset is greater than the sum of the future undiscounted cash flows predicted to be generated by that asset. The Company had not recorded any impairment losses for the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002.
      In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, the Company, with the assistance from independent valuation specialists, allocates the purchase price of acquired properties to tangible and identified intangible assets based on their respective fair values. The allocation to tangible assets (building and land) is based upon management’s determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. Additionally, the purchase price of the applicable property is allocated to the above or below market value of in-place leases and the value of in-place leases and related tenant relationships.
      The value allocable to the above or below market component of the acquired in-place leases is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) management’s estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in the intangible in-place lease asset and below market lease values are included in intangible lease liability in the accompanying condensed consolidated financial statements and are amortized to rental income over the weighted average remaining term of the acquired leases of each property.
      The total amount of other intangible assets acquired is further allocated to in-place lease costs and the value of tenant relationships based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of the credit quality and expectations of lease renewals, among other factors.

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During the years ended December 31, 2003 and December 31, 2002, the Company allocated and recorded approximately $8,474,000 and $2,475,000, respectively, of intangible assets associated with in-place lease origination costs and tenant relationships. Such intangible assets are being amortized over the respective property’s weighted average term of the underlying leases ranging from 62 to 172 months. Total amortization of the lease intangible assets for each of the next four years will be approximately $1,470,000 per year and in the fifth year will be approximately $1,126,000. The Company has also recorded lease intangible liabilities related to the acquired below market leases which aggregated $4,298,000 and $55,000 for the years ended December 31, 2003 and December 31, 2002, respectively. The lease intangible liabilities are being amortized over the respective property’s weighted average term of the underlying leases ranging from 62 to 133 months. Amortization of the lease intangible liabilities for each of the next four years will be approximately $848,000 per year and in the fifth year will be approximately $494,000.
Property Held for Sale
      In accordance with SFAS 144, Accounting for Impairment or Disposal of Long-Lived Assets, at such time as a property is held for sale, such property is carried at the lower of (i) its carrying amount or (ii) fair value less costs to sell. In addition, a property being held for sale ceases to be depreciated. The Company classifies operating properties as property held for sale in the period in which all of the following criteria are met:

•	management, having the authority to approve the action, commits to a plan to sell the asset;

•	the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets;

•	an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated;

•	the sale of the asset is probable and the transfer of the asset is expected to qualify for recognition as a completed sale within one year;

•	the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

•	given the actions required to complete the plan, it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Real Estate Deposits
      Real estate deposits are paid on properties that the Company is evaluating for purchase. Real estate deposits are capitalized when paid and may become nonrefundable under certain circumstances. When properties are acquired, the purchase price is reduced by the amounts of deposits paid by the Company when such deposits are credited to the purchase price.

Other Assets
      Other assets consist primarily of deferred financing costs, deferred rent receivables, lease commissions and other assets. Financing costs consist of loan fees and other loan costs. Loan fees and other loan costs are amortized over the term of the respective loan. Amortization of financing costs is included in interest expense.

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Cash
      Restricted cash is comprised of impound reserve accounts for property taxes, insurance and tenant improvements.

Allowance for Uncollectible Billed and Unbilled Receivables
      Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. Management’s determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, individual tenant receivables considering the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. The Manager has established an allowance for uncollectible accounts of $177,000, $126,000 and $7,000 at September 30, 2004 and December 31, 2003 and 2002, respectively, to reduce receivables to the Manager’s estimate of the amount recoverable.

Derivative Financial Instruments
      The Company is exposed to the effect of interest rate changes in the normal course of business. The Company seeks to mitigate these risks by following established risk management policies and procedures which include the occasional use of derivatives. The Company’s primary strategy in entering into derivative contracts is to minimize the volatility that changes in interest rates could have on its future cash flows. The Company employs derivative instruments, including interest rate swaps and caps, to effectively convert a portion of its variable-rate debt to fixed-rate debt. The Company does not enter into derivative instruments for speculative purposes.
      Derivatives are recognized as either assets or liabilities in the balance sheet and measured at fair value in accordance with SFAS No. 133, Derivative Instruments and Hedging Activities. Changes in fair value are included as a component of interest expense in the statement of operations in the period of change. The Company recorded a $61,000 reduction to interest expense, $140,000 and $14,000 as an increase to interest expenses for the nine months ended September 30, 2004 and 2003 and the year ended December 31, 2003 respectively, for interest rate swaps and collars. The Company recorded a interest rate swap/collar (asset) liability of ($47,000) and $14,000 as of September 30, 2004 and December 31, 2003, respectively.

Revenue Recognition
      Real estate property is leased to tenants under leases with terms exceeding one year. Revenues from these leases, which are accounted for as operating leases, are recognized on a straight-line basis over the related term. Cost recoveries from tenants are included in rental income in the period the related costs are accrued.

Concentration of Credit Risk
      Financial instruments that potentially subject the Company to a concentration of credit risk are primarily cash investments and accounts receivable from tenants. Cash is generally invested in investment-grade short-term instruments and the amount of credit exposure to any one commercial issuer is limited. The Company has cash in financial institutions which is insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $100,000 per institution. At September 30, 2004 and December 31, 2003 and 2002, the Company had cash accounts in excess of FDIC insured limits. Concentration of credit risk with respect to accounts receivable from tenants is limited. The Company performs credit evaluations of prospective tenants and security deposits are obtained.

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2003, the Company had interests in three properties located in the states of Illinois, Florida, and Nevada.

Fair Value of Financial Instruments
      The carrying amount of cash, accounts receivable, real estate deposits, accounts payable and accrued liabilities approximates fair value because of the short maturity of these financial instruments. Mortgage loans payable are carried at amounts that approximate fair value. The estimated fair value of mortgage loans payable is based on borrowing rates currently available to the Company for loans with similar terms and maturities.

Income Taxes
      The Company is a pass-through entity for income tax purposes and taxable income is reported by its members on their individual tax returns. Accordingly, no provision has been made for income taxes in the accompanying consolidated statements of operations except for insignificant amounts related to state franchise and income taxes.

Comprehensive Income
      The Company reports comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. This statement defines comprehensive income as the changes in equity of an enterprise except those resulting from members’ transactions. Accordingly, comprehensive income includes certain changes in equity that are excluded from net loss. There are no differences between net loss and comprehensive loss.

Per Unit Data
      The Company reports earnings per Unit pursuant to Statement of Financial Accounting Standards No. 128, “Earnings Per Share.” Basic earnings per Unit attributable for all periods presented is computed by dividing the net income (loss) by the weighted average number of Units outstanding during the period. Diluted earnings per Unit are computed based on the weighted average number of Units and all potentially dilutive securities, if any. The Company does not have any dilutive securities as of September 30, 2004 and December 31, 2003 and 2002.
      Net loss per Unit is calculated as follows:

				May 15, 2002
	Nine Months Ended			(Date of
	September 30,		Year Ended	Inception) to
			December 31,	December 31,
	2004	2003	2003	2002

Net loss	$(28,000)	$(340,000)	$(535,000)	$(172,000)

Net loss per member unit — basic and diluted	$(4.70)	$(75.79)	$(110.15)	$(438.78)

Weighted average number of member units outstanding — basic and diluted	5,960	4,486	4,857	392

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates
      The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Manager to make estimates and assumptions that affect the reported amounts of the assets and liabilities as of September 30, 2004 and December 31, 2003 and 2002, and the revenues and expenses for the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) through December 31, 2002. Actual results could differ from those estimates.

Segment
      The Company internally evaluates all properties as one reportable segment and, accordingly, does not report segment information.

Minority Interests
      Minority interests relate to the interests in the consolidated property that is not owned by the Company.

Newly Issued Accounting Pronouncements
      In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. The adoption of FIN 45 on January 1, 2003 did not have a material impact on the Company’s results of operations, financial position, or liquidity.
      In January 2003, the FASB issued FIN 46, which provides guidance on how to identify a variable interest entity (“VIE”) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity’s consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs commonly referred to as special-purpose entities (SPEs) as of December 31, 2003. Application for all other types of entities is required for periods ending after March 15, 2004, unless previously applied. The Company does not believe that the application of FIN 46 will have a material impact on its financial position, results of operations, or liquidity.

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Real Estate Investments

Consolidated Properties:
      The Company’s investment in consolidated properties consisted of the following as of the dates set forth below:

	September 30,	December 31,	December 31,
	2004	2003	2002

Buildings and tenant improvements	$48,907,000	$46,954,000	$13,650,000
Land	10,768,000	10,768,000	871,000

	59,675,000	57,722,000	14,521,000
Less: accumulated depreciation and amortization	(2,877,000)	(1,306,000)	(109,000)

	$56,798,000	$56,416,000	$14,412,000

	For the Nine Months			For the Period
	Ended		For the Year	From May 15, 2002
	September 30,		Ended	(Date of Inception)
			December 31,	to December 31,
	2004	2003	2003	2002

Depreciation expense	$1,571,000	$755,000	$1,197,000	$109,000

Bank of America Plaza West
      On September 20, 2002, through its wholly-owned subsidiary, NNN BOA West, LLC, the Company purchased a 100% interest in Bank of America Plaza West, an approximately 82,000 square foot, Class A, mid-rise office building property located in at 6900 Westcliff Drive, Las Vegas, Nevada. The property was purchased from an unaffiliated third party for a purchase price of $16,900,000, which consisted of $2,342,000 in cash, the assumption of an existing non-recourse mortgage loan in the amount of $9,700,000 and a second mortgage loan of $4,500,000, at the rate of 10% per annum. The loan has a fixed interest rate of 8.625% and is due on June 1, 2005. The $4,500,000 loan was repaid in full during the year ended December 31, 2003. The Company received credits of $358,000 from the seller. The seller of the property paid a commission to Triple Net Properties Realty, Inc. (“Realty”) of $320,000, or 1.9% of the purchase price.

Netpark, Tampa, Florida
      On June 3, 2003, through its wholly-owned subsidiary, NNN Netpark 25, LLC, the Company purchased a 50% interest in the Netpark building (“Netpark”), a 919,000 square foot, two story office and technology center located in Tampa, Florida. In the purchase transaction, the Company acquired a 50% interest in Netpark and AWT Family LP, a limited partnership, a wholly owned by Anthony W. Thompson, Chief Executive Officer and Chairman of the Board of Managers, acquired 0.625% of Netpark and 21 unaffiliated parties acquired the remaining 49.375% of Netpark. Due to the terms of the Operating Agreement, the Company has determined that this acquisition is required to be consolidated. The property was purchased from an unaffiliated third party for a purchase price of $47,000,000. The Company’s cash

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
investment was $8,705,000. The Company’s total investment consisted of 50% of the purchase price, $23,500,000 (consisting of $7,750,000 in cash and $15,750,000 in debt), plus $955,000 for 50% of the closing costs, loan fees and reserves. The Company engaged an independent third party to provide assistance in the allocation of the purchase price for Netpark. The purchase price was allocated among the tenants in common, some of which are affiliates of the Company, based on the pro rata investment of each in the property. The seller of the property paid a sales commission to Realty of $1,410,000, or approximately 3.0% of the total purchase price.
      At acquisition, the Company and other purchasers obtained a non-recourse loan from an un-affiliated lender in the amount of $31,500,000, with monthly interest only payments until June 6, 2006, at which time the loan must be paid in full or refinanced. The loan bears interest at the 30-day LIBOR plus 300 basis points (4.69% and 4.05% at September 30, 2004 and December 31, 2003, respectively).

Investments in Unconsolidated Real Estate
      The summarized unaudited condensed combined financial information in the Company’s unconsolidated real estate is as follows:

	September 30,	December 31,
	2004	2003

Assets (primarily real estate)	$139,748,000	$139,646,000

Mortgage notes payable	97,500,000	96,989,000
Other liabilities	20,212,000	1,035,000
Equity	22,036,000	41,622,000

Total liabilities and equity	$139,748,000	$139,646,000

Company’s share of equity	$5,330,000	$5,844,000

	For the Nine Months
	Ended		For the Year
	September 30,		Ended
			December 31,
	2004	2003	2003

Revenues	$12,865,000	$10,288,000	$14,261,000
Rental and other expenses	13,410,000	9,468,000	13,577,000

Net Income (loss)	$(545,000)	$820,000	$684,000

Company’s equity in earnings (loss)	$(67,000)	$101,000	$84,000

Congress Center, Chicago, Illinois
      On January 9, 2003, through NNN Congress Center, LLC, a Delaware limited liability company, the Company purchased a 12.3% interest in Congress Center, a 16-story Class A office building of 525,000 square feet located in Chicago, Illinois.
      The property was purchased from an unaffiliated third party for a purchase price of $136,108,000. The Company’s cash investment was $6,811,000. The Company’s total investment consisted of its proportionate share of the purchase price of $17,422,000 (consisting of $5,006,000 in cash and $12,416,000 in debt), plus $1,805,000 for its proportionate share of closing costs, loan fees and reserves. The Company uses the equity method of accounting to account for this investment. The Company engaged an independent third party to provide assistance in the allocation of the purchase price for Congress Center. The purchase price was allocated among tenants in common, some of which are affiliates of the Company, based on the pro

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
rata investment of each in the property. The seller of the property paid a sales commission to Realty of $2,000,000, or approximately 1.5% of the total purchase price.
      At acquisition, the owners obtained a first mortgage loan in the amount of $81,989,000, which bore interest at a 30-day LIBOR plus 175 basis points. The owners also obtained a mezzanine loan for $15,000,000. This loan bore an interest rate at a 30-day LIBOR plus 675 basis points. Both the mortgage and mezzanine loans were refinanced on September 3, 2004. The owners are jointly and severally liable for the total debt of $97,500,000, which consists of following three loans, $80,000,000, with monthly interest only payments with the balance due on October 1, 2014 at a fixed rate of 5.635%, $15,000,000, with monthly interest only payments with the balance due on October 1, 2014 at a fixed rate of 5.635% and $2,500,000, with interest only payments until October 1, 2006 at which time principal and interest is due monthly on a 30-year amortization at an fixed interest rate of 7.0% and any subsequent increases in the total debt. In connection with the Congress Center refinancing, the total unamortized portion of the capitalized loan costs of $580,000 was expensed in September 2004.

4.	Other Assets
      Other assets consisted of the following:

		December 31,
	September 30,
	2004	2003	2002

Deferred rents receivable	$354,000	$270,000	$10,000
Lease Commissions, net of accumulated amortization of $263,000 and $0 at September 30, 2004 and December 31, 2003, respectively	336,000	242,000	—
Deferred financing costs, net of accumulated amortization of $437,000, $222,000, and $41,000 at September 30, 2004, December 31, 2003 and 2002, respectively	1,002,000	607,000	317,000
Prepaid expenses and deposits	5,000	33,000	—

Total other assets	$1,697,000	$1,152,000	$327,000

5.	Mortgage Loans Payable
      In connection with the acquisition of Bank of America Plaza West Building, an office building located in Las Vegas, Nevada, in September 2002, the Company borrowed $14,200,000 from an unaffiliated lender consisting of a first mortgage loan of $9,700,000, bearing interest at the rate of 8.625% per annum and a second mortgage loan of $4,500,000, at the rate of 10% per annum. The $4,500,000 loan was repaid in full during the year ended December 31, 2003. The Company received credits of $358,000 from the seller. The balance was $9,194,000, $9,394,000 and $14,141,000 as of September 30, 2004 and December 31, 2003 and 2002, respectively. On August 9, 2004, the Company paid $562,000 for a refundable (less costs incurred by the bank) rate lock deposit to lock the interest on a potential refinancing of the Bank of America Plaza West in the amount of $16,200,000 property at a interest rate of 159 basis points above the Index, but in no event less than 5.66%. The rate the Company locked into was 5.84% The rate lock expires on May 1, 2005.
      In connection with the acquisition of Netpark in June 2003, the Company and the other owners of Netpark borrowed $31,500,000 from Fleet National Bank. All owners of Netpark, including the Company, are jointly and severally liable for the entire loan amount. Additional amounts of up to $44,700,000 can be borrowed for approved tenant improvements and leasing commissions to renovate vacant space. The original mortgage of $31,500,000 bears interest at the 30-day LIBOR rate plus 300 basis points (4.69%

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and 4.05% at September 30, 2004 and December 30, 2003, respectively). The line of credit which had a balance of $1,547,000 and $142,000 as of September 30, 2004 and December 31, 2003, respectively, bears interest at the 30-day LIBOR plus 300 basis points. The interest rate was 4.81% and 4.16% at September 30, 2004 and December 31, 2003, respectively. Monthly payments of interest only are required until June  6, 2006, at which time the loan must be paid in full or refinanced.
      The principal payments due on notes payable for each of the next five years ending December 31, 2003 and thereafter are summarized as follows:

Year	Amount

2004	$269,000
2005	9,124,000
2006	31,643,000
2007	—
2008	—

Total	$41,036,000

6.	Members’ Capital

Members’ Capital
      Pursuant to the Private Placement Memorandum, the Company offered for sale to the public a minimum of 200 and a maximum of 6,000 Units at a price of $5,000 per Unit. The Company relied on the exemption from registration provided by Rule 506 under Regulation D and Section 4(2) of the Securities Act of 1933 as amended in connection with the closing of the offering. As discussed in the Private Placement Memorandum, the Company planned to use the net offering proceeds from the sale of Units primarily to acquire ownership interests in up to three real estate properties. The Company financed its property acquisitions with a combination of net offering proceeds and debt secured by the acquired properties.
      There are three classes of Units with different rights with respect to distributions. As of December 31, 2003 and 2002, 2,000 and 1,792 Class A Units, respectively, were issued, with aggregate gross proceeds of $10,000,000 and $8,892,000, respectively. As of December 31, 2003, 2,000 and 1,960 Class B Units and Class C Units were issued with aggregate gross proceeds of $10,000,000 and $9,799,000, respectively. No Class B Units and Class C Units were issued or outstanding as of December 31, 2002. No additional Units were issued during the nine months ended September 30, 2004. The rights and obligations of all members are governed by the Company’s operating agreement (the “Operating Agreement”).
      Cash from Operations, as defined in the Operating Agreement, is first distributed to all members pro rata until all Class A Unit holders, Class B Unit holders and Class C Unit holders have received a 10%, 9% and 8% cumulative (but not compounded) annual return on their contributed and unrecovered capital, respectively. In the event that any distribution of Cash from Operations is not sufficient to pay the return described above, all Unit holders receive identical pro rata distributions, except that Class C Unit holders do not receive more than an 8% return on their Class C Units, and Class B Unit holders do not receive more than a 9% return on their Class B Units. Excess Cash from Operations is then allocated pro rata to all members on a per outstanding unit basis and further distributed to the members and the Manager based on predetermined ratios providing the Manager with a share of 15%, 20% and 25% of the distributions available to Class A Units, Class B Units and Class C Units, respectively of such excess Cash from Operations.

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Cash from Capital Transactions, as defined in the Operating Agreement, is first used to satisfy the Company’s debt and liability obligations; second, pro rata to all members in accordance with their membership interests until all capital contributions are reduced to zero; third, in accordance with the distributions as outlined above in the Cash from Operations.
      During the nine months ended September 30, 2004, the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002, distributions of $306, $400 and $100 per Unit, were declared, aggregating approximately $1,817,000, $1,947,000 and $80,000 in distributions, respectively. Class A Units, Class B Units and Class C Units have received identical per-Unit distributions, however, distributions may vary among the three classes of Units in the future.
      In connection with the sale of Units, the Company incurred approximately $5,100,000, $5,100,000 and $1,714,000 of costs related to the issuance of Units through September 30, 2004, December 31, 2003 and 2002, respectively. Such amounts include a total of $2,298,000, $2,298,000 and $831,000, respectively, as of September 30, 2004, December 31, 2003 and 2002, incurred to NNN Capital Corp. (the “Dealer Manager”), an affiliate wholly owned by Anthony Thompson, the Manager’s Chief Executive Officer and Chairman of the Board of Managers, representing primarily selling commissions, investor marketing and due diligence costs. In addition, $1,762,000, $1,762,000 and $438,000 were incurred to the Manager for offering expenses as of September 30, 2004, December 31, 2003 and 2002, respectively.

7.	Future Minimum Rent
      The Company has leases with tenants that expire at various dates through 2014 and are either subject to scheduled fixed increases or adjustments based on the consumer price index. Generally, the leases grant tenants renewal options. Leases also provide for additional rents based on certain operating expenses. Future minimum rent under leases, excluding tenant reimbursements of certain costs, as of December 31, 2003, are summarized as follows:

Year Ending December 31,	Amount

2004	$10,124,000
2005	$10,782,000
2006	$9,614,000
2007	$7,602,000
2008	$6,631,000
Thereafter	$26,717,000
      A certain amount of the Company’s rental income is from tenants with leases which are subject to contingent rent provisions. These contingent rents are subject to the tenant achieving periodic revenues in excess of specified levels. For the periods ended September 30, 2004 and 2003, December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002, the amount of contingent rent earned by the Company was not significant.

8.	Tenant Concentrations
      The tenants in the Company’s consolidated properties consist largely of professional service firms, financial institutions, resort offices and a communication company. A significant portion of the rental revenues were generated from certain tenants of these properties. The revenue recognized related to tenants that were greater than 10% of consolidated and combined rental revenues was $4,634,000, $1,400,000, $2,852,000 and $410,000 for the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002, respectively which represents three, one, two and one tenant, respectively.

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Related Party Transactions

Offering Expenses
      The Manager and affiliated entities thereof have incurred offering costs and certain expenses on the Company’s behalf. Pursuant to a written agreement, the Company’s obligation to reimburse the Manager for such costs and expenses will not exceed 15% of the total proceeds raised in the offering.
      For the nine months ended September 30, 2004, the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002, offering expenses paid by the Company include $0, $1,467,000, and $831,000, respectively, paid to the Dealer Manager and $0, $1,324,000, and $438,000, respectively, in reimbursements to the Manager for legal, accounting and other expenses of the offering.

Real Estate Commissions
      As discussed in Note 3, Realty received real estate sales commissions in the amount of $3,410,000 and $320,000 for the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002, respectively, in connection with the Company’s real estate acquisitions.

Property Management Fees
      The Company pays Realty a property management fee equal to 5% of the gross receipts revenue from the properties. For the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002, management fees paid to Realty were $521,000, $238,000, $463,000 and $21,000, respectively.

Lease Commissions
      The Company pays Realty a leasing commission for its services in leasing any of the Company’s properties equal to 6% of the value of any lease entered into during the term of the Management Agreement and 3% with respect to any renewals. For the nine months ended September 30, 2004 and 2003, the year ended December 31, 2003 and the period from May 15, 2002 (date of inception) to December 31, 2002, the Company paid lease commissions to Realty of $562,000, $0, $402,000 and $0, respectively.

Notes Payable
      On August 9, 2004, the Company borrowed $210,000 from Cunningham Lending Group, LLC (“Cunningham”), an entity wholly owned by Anthony Thompson, the Manager’s Chief Executive Officer and Chairman of the Board of Managers. The note is interest only at a rate of 10% with the principal and any accrued interest due on January 11, 2005. As of September 30, 2004, all interest due has been accrued, but has not been paid.

Related Party Accounts Receivable/Payable
      Related party accounts receivable/ payable consists primarily of amounts due from/to the Company for operating expenses incurred by the Company and paid by the Manager or agreed to be absorbed by the Manager as discussed below.

Costs Incurred with Compliance with Public Company Filings
      On December 27, 2004, the Board of Managers approved payment by the Manager of costs associated with the Company’s compliance with public company filings. These costs include, but are not limited to,

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
audit and legal fees as well as the cost of Sarbanes-Oxley compliance. As such, these costs are not included in the Company’s financial statements.

Subsequent Events
      On November 23, 2004 and December 13, 2004, the Company borrowed $31,000 and $55,000, respectively from Cunningham Lending Group, LLC. Each of the loans bear an interest rate of 10% per annum and requires monthly interest only payments, with the balance due one year from the original date of each note.

10.	Commitments and Contingencies

SEC Investigation
      On September 16, 2004, the Manager advised the Company that it learned that the SEC is conducting an investigation referred to as “In the matter of Triple Net Properties, LLC.” The SEC has requested information from the Manager relating to disclosure in securities offerings (including offerings by G REIT, Inc., T REIT, Inc. and A REIT, Inc.) and the exemption from the registration requirements of the Securities Act for the private offerings in which the Manager and its affiliated entities were involved and exemptions from the registration requirements of the Exchange Act for several entities, including the Company. The SEC has requested financial and other information regarding these entities as well as the limited liability companies advised by the Manager, including the Company. The Manager has advised the Company that it intends to cooperate fully with the SEC’s investigation. This investigation could focus on or involve the Company’s failure to timely file its Registration Statement on Form 10 and the required periodic reports under the Exchange Act and could result in fines, penalties or administrative remedies as described above.
      The Company can not at this time assess the outcome neither probable or estimatable, of the investigation by the SEC, therefore, at this time, the Company has not accrued any loss contingencies in accordance with SFAS No. 5.

Unconsolidated Debt
      The Company’s share of unconsolidated debt was approximately $11,973,000 and $11,910,000 at September 30, 2004 and December 31, 2003, respectively.
      On January 9, 2003, the Company purchased its interest in Congress Center and obtained a first mortgage loan in the amount of $81,989,000, through Fleet National Bank. The loan bore an interest rate at a 30-day LIBOR plus 175 basis points. The Company, together with the other purchasers of Congress Center, also obtained a mezzanine loan for $15,000,000, through Fleet Real Estate, Inc. This loan bore an interest rate at a 30-day LIBOR plus 675 basis points. The Company was jointly and severally liable with the other owners for the payment of the loan until it was refinanced on September 3, 2004.
      On September 3, 2004, the Manager refinanced Congress Center with three loans totaling $97,500,000 (the loans are referred to as Notes A, B and C herein) through Principal Commercial Funding and Principal Life Insurance. While the Company owns a 12.3% interest in Congress Center, it is jointly and severally liable with the other borrowers for payment of all obligations under the three loans. In connection with the Congress Center refinancing, the total unamortized portion of the capitalized loan costs of $580,000 was expensed in September 2004.

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At September 30, 2004, the outstanding balance of Note A is $80,000,000, and bears interest at a fixed rate of 5.635% per annum. The loan agreement requires monthly payment of interest only until the due date of October 1, 2014. No payments of principal are permitted until July 1, 2014.
      At September 30, 2004, the outstanding balance of Note B is $15,000,000, and bears interest at a fixed rate of 5.635% per annum. The loan agreement requires monthly payment of interest only until the due date of October 1, 2014. No payments of principal are permitted until July 1, 2014.
      At September 30, 2004, the outstanding balance of Note C is $2,500,000, and bears interest at a fixed rate of 7.0% per annum. The loan agreement requires monthly interest only payments until October 1, 2006. Thereafter, the loan agreement requires monthly principal and interest payments based on a 30-year amortization schedule until the due date of October 1, 2014. No prepayments of principal are permitted until July 1, 2014.

Litigation
      Neither the Company nor any of the Company’s properties are presently subject to any other material litigation nor, to the Company’s knowledge, is any material litigation threatened against the Company or any of its properties which if determined unfavorably to the Company would have a material adverse effect on the Company’s cash flows, financial condition or results of operations. The Company is party to litigation arising in the ordinary course of business, none of which if determined unfavorably to the Company, individually or in the aggregate, is expected to have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Environmental Matters
      The Company follows the policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist, the Company is not currently aware of any environmental liability with respect to the properties that would have a material effect on the Company’s financial condition, results of operations and cash flows. Further, the Company is not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that the Company believes would require additional disclosure or the recording of a loss contingency.

Other
      The Company’s commitments and contingencies include the usual obligations of real estate owners and operators in the normal course of business. In the opinion of the Manager, these matters are not expected to have a material impact on the Company’s consolidated financial position and results of operations.

Insurance Coverage

Property Damage, Business Interruption, Earthquake and Terrorism
      The insurance coverage provided through third-party insurance carriers is subject to coverage limitations. For each type of insurance coverage described below, should an uninsured or underinsured loss occur, the Company could lose all or a portion of its investment in, and anticipated cash flows from, one

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
or more of the properties. In addition, there can be no assurance that third-party insurance carriers will be able to maintain reinsurance sufficient to cover any losses that may be incurred.

Type of Insurance Coverage	Loss Exposure/Deductible

Property Damage and Business Interruption	$200 million annual aggregate exposure, plus $10,000 per occurrence deductible
Earthquake	$10 million annual aggregate exposure plus 5 percent ($100,000 minimum) per occurrence deductible
Earthquake (California Properties)	$50 million in excess of $10 million
Flood — Named Storm	$10 million annual aggregate exposure plus 5 percent ($100,000 minimum) per occurrence deductible
Flood — All Other	$10 million annual aggregate exposure plus 5 percent ($25,000 minimum/$100,000 maximum) per occurrence deductible
Liability	$2 million annual aggregate exposure plus $1 million each occurrence
Umbrella (Excess Liability)	$100 million aggregate exposure
Acts of Terrorism	$100 million annual aggregate exposure, plus $10,000 per occurrence deductible

11.	Selected Quarterly Data (unaudited)
      Set forth below is certain unaudited quarterly financial information. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information.

	Nine Months Ended September 30, 2004

	3rd Quarter	2nd Quarter	1st Quarter

Revenues	$3,063,000	$3,215,000	$2,879,000
Expenses	2,351,000	2,490,000	2,233,000

	712,000	725,000	646,000
Interest expense (including amortization of deferred financing costs)	675,000	622,000	640,000
Equity in earnings (loss) of unconsolidated real estate	(139,000)	69,000	3,000
Minority interests	49,000	80,000	(22,000)

Net income (loss)	$(151,000)	$92,000	$31,000

Net income (loss) per unit — basic and diluted	$(25.34)	$15.44	$5.20

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2003

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenues	$2,847,000	$2,772,000	$1,156,000	$662,000
Expenses	2,023,000	2,234,000	849,000	341,000

	824,000	538,000	307,000	321,000
Interest expense (including amortization of deferred financing costs)	876,000	872,000	449,000	358,000
Equity in earnings (loss) of unconsolidated real estate	(17,000)	97,000	64,000	(60,000)
Minority interests	126,000	(50,000)	(22,000)	—

Net loss	$(195,000)	$(187,000)	$(56,000)	$(97,000)

Net loss per unit — basic and diluted	$(32.72)	$(31.45)	$(12.10)	$(34.07)

	For the Period From May 15, 2002 (Date of Inception) to
	December 31, 2002

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenues	$648,000	$25,000	$—	$—
Expenses	358,000	47,000	—	—

	290,000	(22,000)	$—	$—
Interest expense (including amortization of deferred financing costs)	405,000	35,000	$—	$—

Net loss	$(115,000)	$(57,000)	$—	$—

Net loss per unit — basic and diluted	$(146.31)	$(730.77)	$—	$—

12.	Subsequent Events [unaudited]

Dispositions
      On January 7, 2005, NNN BOA West, LLC, a wholly owned subsidiary of the Company, entered into an agreement on behalf of the Company for the sale of the Bank of America Plaza West building in Las Vegas, Nevada to First States Group, L.P., the operating partnership of American Financial Realty Trust for an initial purchase price of approximately $25,000,000. Pursuant to an amendment dated February 24, 2005, the purchase price was reduced to approximately $24,000,000. The sale, which is expected to close by March 15, 2005, is subject to customary inspections and closing conditions.
      A summary of the Bank of America Plaza West financial information is as follows:

	September 30,	December 31,	December 31,
	2004	2003	2002

Operating property, net of accumulated depreciation of $784,000, $479,000 and $109,000, respectively	$14,534,000	$14,055,000	$14,412,000
Total assets	16,588,000	16,965,000	17,665,000

Mortgage loans payable	9,194,000	9,394,000	14,141,000
Total liabilities	9,616,000	9,667,000	14,549,000
Total equity	6,972,000	7,298,000	3,116,000

NNN 2002 VALUE FUND, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Nine Months			For the Period
	Ended		For the Year	From May 15, 2002
	September 30,		Ended	(Date of Inception)
			December 31,	to December 31,
	2004	2003	2003	2002

Total revenue	$1,758,000	$1,870,000	$2,476,000	$672,000
Total expenses	1,737,000	2,133,000	3,126,000	781,000

Net income (loss)	$21,000	$(263,000)	$(650,000)	$(109,000)

Notes Payable
      On November 23, 2004 and December 13, 2004, the Company borrowed $31,000 and $55,000, respectively, from Cunningham Lending Group, LLC, an affiliate of Anthony Thompson, the Manager’s Chief Executive Officer and Chairman of the Board of Managers. Each of the loans bear an interest rate of 10% and requires monthly interest only payments, with the balance due one year from the original date of each note.
      As of December 31, 2004, all accrued interest on the $210,000 Cunningham loan has been paid. On January 11, 2005, the $210,000 Cunningham loan was extended at a rate of 10% per annum with the principal and all accrued interest due on April 30, 2005. The Company may use the net proceeds from a capital transaction, including the contemplated sale of Bank of America Plaza West, to repay the loan in full on April 30, 2005.

NNN 2002 VALUE FUND, LLC
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2003

	Initial Costs to Company				Gross Amount at Which Carried at Close of Period

											Maximum Life on
				Costs							Which Depreciation in
				Capitalized							Latest Income
			Buildings and	Subsequent to		Buildings and		Accumulated	Date	Date	Statement is
Properties	Encumbrance	Land	Improvements	Acquisition	Land	Improvements	Total	Depreciation	Constructed	Acquired	Computed

Bank of America West	$14,200,000	$871,000	$13,650,000	$13,000	$871,000	$13,663,000	$14,534,000	$(479,000)	1990	2002	39
Netpark	31,500,000	9,897,000	33,145,000	146,000	9,897,000	33,291,000	43,188,000	(827,000)	1976, 2000	2003	39

Total	$45,700,000	$10,768,000	$46,795,000	$159,000	$10,768,000	$46,954,000	$57,722,000	$(1,306,000)

NNN 2002 VALUE FUND, LLC
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
For the Year Ended December 31, 2003

Column A	Column B	Column C		Column D	Column E

Additions
Balance at the
	Beginning of the	Charged to costs	Charged to	Deductions	Balance at end of
Description	Period	and expenses	other accounts	(Describe)	the period

Reserve deducted from accounts receivable	$7,000.00	$119,000	$—	$—	$126,000.00
For the period from May 15, 2002 (date of inception) to December 31, 2002

Column A	Column B	Column C		Column D	Column E

		Additions		Deductions
	Balance at the			(Write-off of
	Beginning of the	Charged to costs	Charged to other	uncollectible	Balance at end of
Description	Period	and expenses	accounts	account)	the period

Reserve deducted from accounts receivable	$—	$12,000.00	$—	$5,000.00	$7,000.00
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
      Not Applicable

Item 15.	Financial Statements and Exhibits

(a)	Financial Statements
      See Index to Financial Statements on Page F-1

(b)	Exhibits

Exhibit
Number		Description

3	.1(2)	Articles of Organization of NNN 2002 Value Fund, LLC, dated May 1, 2002.
10	.1(1)	Operating Agreement of NNN 2002 Value Fund, LLC, by and between Triple Net Properties, LLC, as the Manager, and Anthony W. Thompson, as the Initial Member.
10	.2(1)	Management Agreement between NNN 2002 Value Fund, LLC and Triple Net Properties Realty, Inc.
10	.3(1)	Promissory Note A by and between NNN BOA West, LLC and Massachusetts Mutual Life Insurance Company.
10	.4(1)	Promissory Note B by and between NNN BOA West, LLC and Massachusetts Mutual Life Insurance Company.
10	.5(1)	Loan Agreement by and among Principal Commercial Funding, LLC, Principal Life Insurance Company, NNN Congress Center, LLC and other tenant-in-common borrowers thereunder.
10	.6(1)	Senior Loan Agreement among Fleet National Bank, Fleet Securities, LLC, NNN Netpark 25, LLC and other tenant-in-common borrowers thereunder.
10	.7(1)	Form of Tenants in Common Agreement among the Tenants in Common of Congress Center.
10	.8(1)	Form of Tenants in Common Agreement among the Tenants in Common of Netpark.
10	.9(3)	Agreement for Purchase and Sale of Real Property and Escrow Instructions dated January 7, 2005 by and between NNN BOA West, LLC and First States Group, L.P.
10	.10(4)	First Amendment to Agreement for Purchase and Sale of Real Property and Escrow Instructions dated February 24, 2005 by and between NNN BOA West, LLC and First States Group, L.P.
21	.1(1)	Subsidiaries of the registrant.

(1)	Filed herewith.

(2)	Incorporated by reference from the Registrant’s Form 10, as filed with the Securities and Exchange Commission on December 30, 2004.

(3)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 24, 2005.

(4)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 28, 2005.

SIGNATURES
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NNN 2002 Value Fund, LLC

By: Triple Net Properties, LLC, its Manager

By:	/s/ Anthony W. Thompson

Name: Anthony W. Thompson
Title: Chief Executive Officer
Date: February 28, 2005

EXHIBIT INDEX

Exhibit Number		Description

3	.1(2)	Articles of Organization of NNN 2002 Value Fund, LLC, dated May 1, 2002.
10	.1(1)	Operating Agreement of NNN 2002 Value Fund, LLC, by an between Triple Net Properties, LLC, as the Manager, and Anthony W. Thompson, as the Initial Member.
10	.2(1)	Management Agreement between NNN 2002 Value Fund, LLC and Triple Net Properties Realty, Inc.
10	.3(1)	Promissory Note A by and between NNN BOA West, LLC and Massachusetts Mutual Life Insurance Company.
10	.4(1)	Promissory Note B by and between NNN BOA West, LLC and Massachusetts Mutual Life Insurance Company.
10	.5(1)	Loan Agreement by and among Principal Commercial Funding, LLC, Principal Life Insurance Company, NNN Congress Center, LLC and other tenant-in-common borrowers thereunder.
10	.6(1)	Senior Loan Agreement among Fleet National Bank, Fleet Securities, LLC, NNN Netpark 25, LLC and other tenant-in-common borrowers thereunder.
10	.7(1)	Form of Tenants in Common Agreement among the Tenants in Common of Congress Center.
10	.8(1)	Form of Tenants in Common Agreement among the Tenants in Common of Netpark.
10	.9(3)	Agreement for Purchase and Sale of Real Property and Escrow Instructions dated January 7, 2005 by and between NNN BOA West, LLC and First States Group, L.P.
10	.10(4)	First Amendment to Agreement for Purchase and Sale of Real Property and Escrow Instructions dated February 24, 2005 by and between NNN BOA West, LLC and First States Group, L.P.
21	.1(1)	Subsidiaries of the registrant.

(1)	Filed herewith.

(2)	Incorporated by reference from the Registrant’s Form 10, as filed with the Securities and Exchange Commission on December 30, 2004.

(3)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 24, 2005.

(4)	Incorporated by reference from the Registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 28, 2005.